Exhibit 99.1

CREDICORP

3Q/2024

Milagros Cigüeñas

Roxana Mossi
Fernando Castillo, CFA
Fernando Salgado
Zeljko Janzic
Juan Carlos Benites
Pia Noblecilla

investorrelations@credicorpperu.com

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Table of Contents

Operating and Financial Highlights	02

Senior Management Quotes	03

Third Quarter 2024 Earnings Conference Call	04

Summary of Financial Performance and Outlook	05

Financial Overview	10

Credicorp’s Strategy Update	11

Analysis of 3Q24 Consolidated Results

01	Loan Portfolio	16

02	Deposits	19

03	Interest Earning Assets and Funding	22

04	Net Interest Income (NII)	23

05	Portfolio Quality and Provisions	27

06	Other Income	31

07	Insurance Underwriting Results	34

08	Operating Expenses	36

09	Operating Efficiency	38

10	Regulatory Capital	39

11	Economic Outlook	41

12	Appendix	45

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Credicorp Ltd. Reports Financial and Operating Results for 3Q24
Record 3Q24 net income of S/1,524 million, supported by a strengthened margin, improved CoR, diversified non-interest revenue streams and cost control. Maintain 2024 ROE guidance of ~17%.
Resilient NIM at 6.4% reflects our low-cost funding advantage, attributable to our comprehensive value proposition, and a disciplined interest rate management strategy.
Yape reached +13 million monthly active users, on track to meet goal of 16.5 million by 2026.
Lima, Peru – November 7, 2024 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with a presence in Chile, Colombia, Bolivia, and Panama today reported its unaudited results for the quarter ended September 30, 2024. Financial results are expressed in Soles and are presented in accordance with IFRS.
3Q24 OPERATING AND FINANCIAL HIGHLIGHTS

•	Net Income attributed to Credicorp increased 13.8% QoQ and 21.3% YoY to a record high S/1,523.8 million in 3Q24, with ROE at 18.5%, up from 16.2% in 3Q23.

•
Total Loans, measured in average daily balances (ADB) declined 1.2%, both QoQ and YoY. The sequential contraction reflects higher amortizations of long-term Corporate Banking loans, more stringent origination at Mibanco, and higher loan amortization of Retail Banking loans at BCP.

•
Total Deposits increased 1.6% QoQ and 4.0% YoY, mainly driven by sustained expansion in Low-Cost Deposits, in a context of higher financial system liquidity boosted by pension fund withdrawals. Low-cost deposits accounted for 69.7% of total deposits.

•	NPL Ratio decreased 12 bps QoQ to 5.9%, fueled by improvements in risk management processes at BCP and Mibanco, together with the implementation of debt relief facilities in June and July at Mibanco.

•
Provisions declined 20.6% QoQ, reflecting improved customers’ payment performance together with risk management measures at Retail Banking at BCP and Mibanco. CoR closed at 2.4%, down 64 bps QoQ and 15 bps YoY.

•
Core Income was up 0.8% QoQ (+3.7% excluding BCP Bolivia impacted by regulatory changes in foreign transfers) and 9.8% YoY, mainly driven by lower cost of funding and increased Fee Income from credit cards, debit cards and Yape transactions.

•	Insurance Underwriting Results decreased 7.5% QoQ and 11.8% YoY. QoQ performance reflects less favorable Reinsurance Results in the P&C business.

•
Yape’s Monthly Active Users (MAU) increased to 13 million in 3Q24, generating an average of 44 transactions per month. After reaching break-even in May 2024, the super app continues its growth trend in its three business lines: payments, financial and marketplace, with monthly revenues and costs per active user reaching S/4.9 and S/4.3, respectively.

•	Efficiency Ratio improved 50 bps YoY to 44.6% in 9M24. Operating expenses increased 8.8% YTD, with disruptive initiatives expenses at Credicorp accounting for 12.0% of the total and up 28.1% YoY.

•
Strong capital base, with IFRS CET1 Ratio at BCP increased to 13.4% at quarter-end, up 137 bps QoQ, while Mibanco’s IFRS CET1 Ratio increased 121 bps QoQ to 17.9% for the same period. It is worth mentioning that both BCP and Mibanco have not declare special dividends yet.

SUBSEQUENT EVENTS

•	On Oct 18, 2024, Credicorp paid a special dividend of S/11 per share which took the dividend payout ratio to 75.3% for the year.

•	On Oct 25, 2024, Tenpo Bank Chile received the provisional authorization certificate from the Chilean Financial Market Commission for its subsequent incorporation as a banking entity.

•
On Nov 1, 2024, Credicorp entered into an agreement to acquire Empresas Banmedica’s 50% ownership stake in the joint venture established in 2014 between Pacífico Compañía de Seguros y Reaseguros S.A. and Empresas Banmedica. This included equal participation in three businesses: private medical insurance, corporate health insurance for employees, and medical services. The acquisition will be accretive for Credicorp from closing and is subject to regulatory approvals and other standard conditions.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

SENIOR MANAGEMENT QUOTES

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Third Quarter 2024 Earnings Conference Call

THIRD QUARTER 2024 EARNINGS CONFERENCE CALL
Date: Friday, November 8th, 2024

Time: 9:30 am E.T. (9:30 am Lima, Perú)
Hosts: Gianfranco Ferrari - Chief Executive Officer, Alejandro Perez Reyes - Chief Financial Officer, Francesca Raffo - Chief Innovation Officer, Cesar Rios - Chief Risk Officer, Carlos Sotelo - Mibanco CFO and Investor Relations Team.

To pre-register for the listen-only webcast presentation use the following link:
https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10193845&linkSecurityString=fdcb54 848f
Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.
Those unable to pre-register may dial in by calling:
1 844 435 0321 (U.S. toll free)
1 412 317 5615 (International)
Participant Web Phone: Click Here
Conference ID: Credicorp Conference Call

The webcast will be archived for one year on our investor relations website at:
https://credicorp.gcs-web.com/events-and-presentations/upcoming-events
For a full version of Credicorp´s Second Quarter 2024 Earnings Release, please visit:
https://credicorp.gcs-web.com/financial-information/quarterly-results

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Loans in Average Daily Balances (ADB)
Total loans, measured in ADB, dropped 1.2% QoQ to stand at S/140,574 million. This evolution was primarily attributable to: (i) Corporate Banking at BCP, which registered an uptick in amortizations of long-term loans, (ii) Mibanco, due to stricter lending guidelines and (iii) Consumer and Credit cards, which reported growth in amortizations. This decline was partially offset by growth in loans through SME-Business and Mortgage.
YoY, total loans fell 1.2%, driven mainly by: (i) Mibanco, which implemented stricter credit guidelines, (ii) Middle Market Banking, which reported an uptick in amortizations of long-term loans, (iii) SME- Pyme, which registered amortizations of Government Program loans and (iv) Consumer, where the decline was driven by the same factors seen QoQ. YTD, the drop in total loans was offset by growth in Mortgage and BCP Bolivia.
YTD, loans in ADB dropped 1.4%, driven mainly by Mibanco and Corporate Banking.
Deposits
Our deposit base, measured in quarter-end balances, expanded 1.6% QoQ. This evolution was fueled by an increase in Demand and Savings balances (low-cost deposits), in a context of excess liquidity from pension fund withdrawals, and partially offset by a decrease in the Time Deposit balance.
YoY, the deposit base increased 4.0%. This growth was spurred mainly by an uptick in Low-cost deposits, which increased 13.9% and represented 69.7% of our total deposit base at quarter-end.
At BCP, the Liquidity Coverage Ratio (LCR) in PEN at 30 days currency stood at 167.6% under regulatory standards and 139.9% based on more stringent internal standards. On its part, the USD 30-day LCR stood at 187.1% and 141.1% under regulatory and more stringent internal standards, respectively.
Net Interest Income (NII) and Margin (NIM)
NII rose 3.5% QoQ, driven primarily by a decrease in Interest and Similar Expenses, as low-cost deposits continue to gain terrain in the funding mix. In this context, NIM stood at 6.43% at quarter-end, compared to 6.33% in 2Q24.
YoY, NII rose 10.3%, driven primarily by Interest and Similar Income, which in turn was fueled by a higher balance of Available Funds and a greater share of retail loans in BCP’s loan mix. Interest and Similar Expenses dropped 10.2% on the back of growth in low-cost deposits’ share of total funding. In this context, NIM rose 32 bps YoY.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Portfolio Quality and Cost of Risk
QoQ, the NPL balance dropped 4.8%, driven primarily by BCP and Mibanco. At BCP, the decline was fueled mainly by debt repayment in Wholesale Banking, Consumer and Credit Cards in a context marked by an uptick in personal liquidity following pension fund releases. At Mibanco, the reduction in the NPL balance was driven by a decrease in overdue loans after origination guidelines were tightened; collections management improved; and facilities were rolled out.
YoY, the NPL portfolio declined 3.5%, driven by BCP. This reduction was mainly attributable to: (i) Wholesale Banking, which reported debt repayment among specific corporate clients, and (ii) SME-Pyme, which registered an uptick in honoring of Reactiva guarantees. These dynamics were partially offset by the evolution in Consumer and Credit Cards and to a lesser extent, in Mortgage.
In this context, and given the evolution of the loan portfolio, the NPL ratio stood at 5.9% at quarter-end, down 12 bps QoQ and 11 bps YoY.

Provisions this quarter dropped 20.6% QoQ, driven primarily by BCP and Mibanco. At BCP Stand-alone, the reduction in provisions was mainly attributable to Retail Banking. In Individuals, particularly in Consumer and Credit Cards, provisions fell after: (i) the weight of newer and healthier vintages within the loan portfolio rose, (ii) rescheduling efforts were ramped up in the last quarter and (iii) debt repayments rose in a context marked by higher liquidity across the system. In SMEs, the contraction in provisions reflected mainly the fact that (i) newer and healthier vintages increased their weight within total loans and (ii) less refinancing was granted. At Mibanco, the reduction in provisions was also primarily attributable to an improvement in the payment performance.
YoY, provisions dropped 5.4%, driven primarily by BCP and Mibanco. This decline was mainly attributable to: (i) Consumer and SME-Pyme, due to the same dynamics as those seen QoQ; and (ii) Mortgage, where payment performance improved after personal liquidity levels rose.
The Cost of Risk dropped to 2.40% while the NPL Coverage Ratio stood at 98.7%.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Other income
Other Income was impacted by our operations at BCP Bolivia, which in turn were impacted by regulatory changes related to foreign transfers. If we exclude BCP Bolivia, Other Core Income increased 3.8% QoQ, driven mainly by BCP. This growth was primarily attributable to an increase in the use of debit and credit cards and to a lesser extent, to growth in the transactions volume through Yape. YoY and YTD, Other Core Income increased 18.7% and 14.6% respectively. Growth in both periods was fueled mainly by (i) BCP, through the same dynamics seen QoQ and, to a lesser extent, through (ii) Credicorp Capital, via an increase in Fee Income, primarily through our Capital Markets and Wealth management businesses.

Insurance Underwriting Result

The Insurance Underwriting Result fell 7.5% QoQ. This evolution was driven mainly by a deterioration in the Reinsurance Result in P & C and by an uptick in Service Expenses for Life Insurance.
YoY, the result dropped 11.8%, fueled primarily by a deterioration in the Reinsurance Result and growth in Service Expenses, both in P & C.
YTD, the Insurance Underwriting Result decreased 4.1%. This evolution was driven mainly by a deterioration in the Reinsurance Result, primarily in P & C.

Efficiency
Operating expenses increased 8.2% YTD, driven primarily by core businesses at BCP Stand-alone and disruptive initiatives at the Credicorp level. On its part, Operating Income increased 9.4% YTD.
As a result, during 9M24, the Efficiency ratio stood at 44.5%, which represents a slight improvement of 59 bps over the figure in 9M23.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Net Income attributable to Credicorp
In 3Q24, net income attributable to Credicorp stood at S/1,523.8 million (up +13.8% QoQ and +23.1% YoY) Net Shareholders’ Equity totaled S/33,463 million (+3.2% QoQ and +7.0% YoY). In this context, ROE stood at 18.5%.

Contributions and ROE by subsidiary in 3Q24
(S/ millions)

(1)	At BCP Stand Alone, the figure is lower than net income because it does not include gains on investments in other Credicorp subsidiaries (Mibanco).
(2)	At Mibanco, the figure is lower than net income because Credicorp owns 99.921% of Mibanco (directly and indirectly).
(3)	The Contribution of Grupo Pacifico presented here is higher than the earnings reported for Pacifico Seguros because it includes 100% of Crediseguros (including 48% under Grupo Credito).

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Universal Banking

Net earnings at BCP rose 12.6% QoQ. This evolution was driven primarily by a decrease in the cost of risk, in line with improved customers' payment performance at Individuals and SME-Pyme. There was also a significant expansion in Net Interest Income. Other Core Income rose 6.9% QoQ, fueled by growth in Fee Income, where the transactional business at BCP and Yape were the primary contributors.

Microfinance

Net earnings at Mibanco increased 78.7% QoQ. This evolution was driven mainly by a drop in provisions, which reflected an improvement in the payment performance. Active pricing management and a decrease in the cost of funding.

Profitability at Mibanco Colombia is now in positive terrain thanks to a strategy that was implemented at the end of 2023 to decelerate portfolio growth; emphasize risk control; and strengthen efficiency.

Insurance & Pensions

Profitability at Grupo Pacifico continued to be strong. This strength was attributable to a solid investment performance and a favorable contribution from Investment in Associates. Net Income, however, dropped 2.5% QoQ on the back of a deterioration in Insurance Underwriting Results, particularly in the Credit Life product.

Investment Management & Advisory

Profitability in the Investment Management & Advisory business remained sound. This performance was attributable to favorable business dynamics at our less-volatile units. Net income, however, dropped 16% QoQ on the back of (i) a base effect associated with our discontinued Corporate Finance Business Unit, and
(ii) less favorable Treasury results.

Outlook

We reaffirm our 2024 ROE guidance of around 17.0%. This expectation is based on (i) Sluggish loan growth, (ii) resilient Risk Adjusted NIM, (iii) diversified non-interest revenue streams amid robust transactional activity, and (iv) disciplined management of Operating Expenses, in a context of continued economic recovery.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Financial Overview

Credicorp Ltd. S/ 000	3Q23	Quarter 2Q24	3Q24	% change QoQ YoY		As of Sep 23	Sep 24	% change Sep 24 / Sep 23
Net interest, similar income and expenses	3,254,043	3,468,464	3,590,750	3.5%	10.3%	9,590,288	10,485,337	9.3%
Provision for credit losses on loan portfolio, net of recoveries	(917,642)	(1,093,371)	(868,081)	-20.6%	-5.4%	(2,448,891)	(2,776,151)	13.4%
Net interest, similar income and expenses, after provision for credit losses on loan	2,336,401	2,375,093	2,722,669	14.6%	16.5%	7,141,397	7,709,186	8.0%
Other income	1,402,603	1,661,479	1,621,282	-2.4%	15.6%	4,169,002	4,742,155	13.7%
Insurance underwriting result	330,900	315,500	291,775	-7.5%	-11.8%	923,805	886,338	-4.1%
Total expenses	(2,350,469)	(2,465,354)	(2,524,166)	2.4%	7.4%	(6,672,681)	(7,268,838)	8.9%
Profit before income tax	1,719,435	1,886,718	2,111,560	11.9%	22.8%	5,561,523	6,068,841	9.1%
Income tax	(455,865)	(519,344)	(555,117)	6.9%	21.8%	(1,453,803)	(1,602,927)	10.3%
Net profit	1,263,570	1,367,374	1,556,443	13.8%	23.2%	4,107,720	4,465,914	8.7%
Non-controlling interest	25,397	28,278	32,655	15.5%	28.6%	84,007	91,373	8.8%
Net profit attributable to Credicorp	1,238,173	1,339,096	1,523,788	13.8%	23.1%	4,023,713	4,374,541	8.7%
Dividends paid to third parties	-	2,791,652	875,992	-68.6%	n.a.	1,994,037	3,667,644	83.9%
Net income / share (S/)	15.5	16.8	19.1	13.8%	23.1%	50.4	54.8	8.7%
Dividends per Share (S/)	25.0	35.0	11.0	-68.6%	-56.0%	25.0	46.0	84.0%
Loans	145,129,260	146,946,546	142,568,785	-3.0%	-1.8%	145,129,260	142,568,785	-1.8%
Deposits and obligations	148,471,535	151,971,984	154,435,451	1.6%	4.0%	148,471,535	154,435,451	4.0%
Net equity	31,267,592	32,413,767	33,462,591	3.2%	7.0%	31,267,592	33,462,591	7.0%
Profitability
Net interest margin (1)	6.11%	6.33%	6.43%	10 bps	32 bps	5.96%	6.31%	35 bps
Risk-adjusted Net interest margin	4.45%	4.40%	4.93%	53 bps	48 bps	4.49%	4.70%	21 bps
Funding cost (2)	3.15%	2.86%	2.68%	-18 bps	-47 bps	2.86%	2.83%	-3 bps
ROAE	16.2%	16.2%	18.5%	234 bps	235 bps	17.8%	17.7%	-11 bps
ROAA	2.1%	2.2%	2.4%	26 bps	35 bps	2.3%	2.4%	13 bps
Loan portfolio quality
Internal overdue ratio (3)	4.4%	4.2%	4.2%	-1 bps	-18 bps	4.4%	4.2%	-18 bps
Internal overdue ratio over 90 days	3.4%	3.2%	3.4%	16 bps	4 bps	3.4%	3.4%	4 bps
NPL ratio (4)	6.0%	6.0%	5.9%	-12 bps	-11 bps	6.0%	5.9%	-11 bps
Cost of risk (5)	2.5%	3.0%	2.4%	-64 bps	-15 bps	2.2%	2.6%	35 bps
Coverage ratio of IOLs	125.8%	134.0%	136.9%	289 bps	1115 bps	125.8%	136.9%	1115 bps
Coverage ratio of NPLs	93.0%	95.0%	98.7%	364 bps	565 bps	93.0%	98.7%	565 bps
Operating efficiency
Operating income (6)	4,844,683	5,213,233	5,287,099	1.4%	9.1%	14,162,584	15,500,946	9.4%
Operating expenses (7)	2,243,691	2,340,934	2,389,261	2.1%	6.5%	6,385,072	6,909,841	8.2%
Efficiency ratio (8)	46.3%	44.9%	45.2%	29 bps	-112 bps	45.1%	44.6%	-50 bps
Operating expenses / Total average assets	3.8%	3.8%	3.8%	1 bps	4 bps	3.6%	3.8%	19 bps
Capital adequacy - BCP Stand-alone
Global Capital Ratio (9)	17.51%	16.24%	18.96%	272 bps	145 bps	17.51%	18.96%	145 bps
Ratio Tier 1 (10)	13.01%	11.90%	13.25%	135 bps	24 bps	13.01%	13.25%	24 bps
Ratio common equity tier 1 (11) (13)	13.04%	12.05%	13.42%	137 bps	38 bps	13.04%	13.42%	38 bps
Capital adequacy - Mibanco
Global Capital Ratio (9)	19.78%	18.95%	20.22%	127 bps	44 bps	19.78%	20.22%	44 bps
Ratio Tier 1 (10)	17.46%	16.62%	17.85%	123 bps	39 bps	17.46%	17.85%	39 bps
Ratio common equity tier 1 (11) (13)	17.56%	16.73%	17.94%	121 bps	38 bps	17.56%	17.94%	38 bps
Employees	37,152	38,641	38,758	0.3%	4.3%	37,152	38,758	4.3%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (12)	14,847	14,949	14,948	0.0%	0.7%	14,847	14,948	0.7%
Outstanding Shares	79,535	79,433	79,434	0.0%	-0.1%	79,535	79,434	-0.1%
(1)	Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses) / Average Interest Earning Assets
(2)	Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding
(3)	Internal Overdue Loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans / Total loans
(4)	Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.
(5)	Cost of risk = Annualized provision for loan losses, net of recoveries / Total loans.
(6)
Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result

(7)	Operating Expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.
(8)
Efficiency Ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation) / (Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result)

(9)	Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).
(10)
Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(11)
Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(12)	Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock awards.
(13)	Common Equity Tier I calculated based on IFRS Accounting

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Credicorp’s Strategy Update
Credicorp’s Strategy
Credicorp continues to implement its strategy by investing in technology at the core businesses and in disruptive initiatives to maintain a competitive advantage and ensure sustainability. The goal is for the growth in these initiatives to allow us to decouple from the macroeconomic environment by expanding our TAM, generating new sources of income, and efficiently capturing market opportunities.

Our strategy focuses on providing the best experience to our clients in the most efficient way to remain competitive while investing in sustainable long-term growth. In each of our core businesses, we invest in innovative and disruptive initiatives to enhance our digital and analytical capabilities, positioning ourselves to become an omnichannel financial services company with a deep understanding of our customers’ needs. We strive to achieve a comprehensive experience, focusing primarily on digital coverage to achieve high transactional levels, facilitating banking and financial needs anytime and anywhere. These dynamics lead to a positive network effect.

On September 26, 2024, Credicorp held its Strategic Update and reiterated its commitment to innovation and sustainable growth. At this event, the management team shared that Credicorp is on its way to achieving a sustainable ROE of 18%. Key initiatives include accelerating the digital transformation; strengthening relations with clients; and increasing operating efficiency. Credicorp’s objective for 2026 is to generate 10% of its risk-adjusted income through new business models. The discussion also touched upon Credicorp’s disciplined approach to self-disruptive initiatives to penetrate the market; expand market potential; and accelerate development of key capacities. To accomplish this, the Group respects strict investment limits to ensure alignment with strategic objectives.

Main KPIs for Credicorp’s Strategy

Traditional Business Transformation (1)	Subsidiary	3Q23	2Q24	3Q24
Day to Day
Digital Clients(2)	BCP	62%	72%	74%
Digital monetary transactions (3)	BCP	76%	83%	85%
Transactional cost by unit	BCP	0.07	0.04	0.04
Disbursements through leads (4)	Mibanco	74%	68%	66%
Disbursements through alternative channels (5)	Mibanco	15%	23%	23%
Mibanco Productivity (6)	Mibanco	22.1	21.9	23.6
Cashless
Cashless transactions(7)	BCP	55%	64%	66%
Mobile Banking rating iOS Mobile Banking rating Android	BCP BCP	4.7 4.6	4.8 4.6	4.8 4.7
Digital Acquisition	BCP
Digital sales (8)		58%	66%	65%
(1)	Figures for September 2023, June 2024, and September 2024.
(2)	Clients that made 70%, or more, of their transactions through digital channels in the last 6 months (includes Yape).
(3)	Retail Monetary Transactions conducted through Retail Banking, Internet Banking, Yape and Telecredito/Total Retail Monetary Transactions in Retail Banking.
(4)	Disbursements generated through leads/Total disbursements.
(5)	Disbursements conducted through alternative channels/Total disbursements.
(6)	Number of loans disbursed/ Total relationship managers.
(7)	Amount transacted through Mobile Banking, Internet Banking, Yape y POS/ Total amount transacted through Retail Banking.
(8)	Units sold by Retail Banking through digital channels/ Total number of units sold by Retail Banking.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Credicorp’s Strategy Update
Disruptive Initiatives: Yape
At the end of September, Yape reached 13.0 millions monthly active users (MAU), posting monthly income and cost per active yapero of S/ 4.9 and S/ 4.2, respectively. Average monthly transactions per MAU reached 44 in 3Q24.

At the Strategic Update 2024, Yape revealed new drawn-up aspirations, such as hitting the 16.5-million user mark, and registering S/600 billion in transactions per year.
Evolution of Monthly Revenue and Expenses / MAU (1)

(1)	Management Figures

Main KPIs for Yape’s Management

Management KPIs	3Q23	Quarter 2Q24	3Q24	Change % QoQ YoY		Sep-23	Up to	Sep-24	Change % Sep-24 / Sep-23
Users
Users (millions)	13.4	15.9	16.6	4.5%	23.7%	13.4	16.6		23.7%
Monthly Active Users (MAU) (millions) (1)	9.8	12.3	13.0	5.9%	32.5%	9.8	13.0		32.5%
Fee Income Generating MAU (millions)	6.5	9.5	10.4	9.3%	60.1%	6.5	10.4		60.1%
Engagement # Transactions (millions)	794.6	1,400.7	1,664.2	18.8%	109.4%	1,890.1	4,192.6		121.8%
Experience NPS (2)	76.0	76.0	74.0	-2.0%	-2.0%	76.0	74.0		-2.0%
Metric per Monthly Active User (MAU) (3)
# Monthly Transactions / MAU	29.1	40.0	44.1	10.3%	51.9%	29.1	44.1		51.9%
# Average Functionalities / MAU	2.0	2.3	2.4	5.7%	22.4%	2.0	2.4		22.4%
Monthly Revenues / MAU	2.9	4.1	4.9	18.4%	69.8%	2.9	4.9		69.8%
Monthly Expenses / MAU	3.8	4.0	4.2	6.0%	11.7%	3.8	4.2		11.7%
Monthly Cash Cost / MAU	4.3	4.3	4.5	4.9%	3.8%	4.3	4.5		3.8%
Drivers Monetización
Payments
TPV (4)	37.3	62.1	76.8	23.7%	105.9%	90.8	189.3		108.6%
# Bill Payments transactions (millions)	10.6	28.6	34.6	20.7%	226.7%	16.3	86.7		430.7%
Financials
# Loans Disbursements (thousands)	228.4	702.2	1,294.9	84.4%	466.9%	561.1	2,469.4		340.1%
Market Place
GMV (5) (S/, Millions)	30.3	69.6	112.9	62.3%	272.3%	61.6	237.1		284.6%
(1)	Yape users that have made at least one transaction over the last month.
(2)	Net Promoter Score
(3)	Management Figures
(4)	Total Payment Volume, includes the following functionalities: Mobile Top-ups, QRs payments, checkout, Yape Businesses and Remitances
(5)	Gross Merchant Volume, includes the following functionalities: Yape Promos, Yape tienda, Ticketing, Gaming and Gas

Yape generated total income in 3Q24 of S/ 190 million (+31.3% QoQ and +129.8% YoY), monetizing through its three lines of business:

•
Payments: the main drivers of income are (i) Total Payment Volume (TPV), which reached S/76.8 thousand million in 3Q24 (+23.7% QoQ and +105.9% YoY), and (ii) Bill payment transactions, which totaled 34.6 million in 3Q24 (+20.7% QoQ and +3.3 times YoY).

•
Financial: excluding floating (income earned on funds transacted through Yape that are held in BCP), the main driver of monetization is Yape loans, which registered 1,294.9 thousand disbursements in 3Q24 (+84.4 QoQ and +5.7 times YoY).

•	Marketplace: Yape monetizes mainly through the Gross Market Volume transacted, which stood at S/112.9 million in 3Q24 (+50.5% QoQ and +3.7 times YoY).

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Credicorp’s Strategy Update
Yape’s Main Financial KPIs (1)
Financial KPIs S/ millions		3Q23		Quarter 2Q24		3Q24	Change % QoQ YoY		Up to Sep-23		Sep-24	Change % Sep-24 / Sep-23
Net Interest Income		46.1		60.3		75.0	24.3%	62.5%	108.2		189.4	75.0%
Net Fee Income (2)		36.4		83.5		114.7	37.4%	215.0%	75.3		261.1	246.6%
Total Income		82.6		143.8		189.7	31.9%	129.8%	183.5		450.5	145.4%
Total Expenses	-	107.4	-	139.2	-	161.5	16.0%	50.4%	- 306.4	-	428.8	39.9%
(1)	Management figures.
(2)	Includes fee income recorded in BCP; as well fee income recorded in Yape Market.

The Payments business, which holds the largest share of total income at Yape (56% as of 3Q24), was boosted by Yape businesses (which offers value-added services for businesses), Bill payments and QR code payments through POS. Income in the Financial business made 40% of 3Q24 total income. Finally, income from Yape Marketplace were led by income from Yape promos, and represented 4% of total income.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Credicorp’s Strategy Update
Integrating Sustainability in Our Businesses
For more information on our sustainability strategy, program and initiatives, please reviews “Sustainability Strategy 2020-25” and The Annual and Sustainability Report 2023. Among the milestone hit in 3Q24 in the framework of the Sustainability Program, the following stand out:

Environmental Front – Driving environmental sustainability in the financial sector and ESG risk management

•
Portfolio emissions: Credicorp formally adhered to PCAF[1], a global initiative to standardize and disclose the measurements of financed emissions. In the framework of this methodology, our subsidiaries advanced as follows:

o
BCP Bolivia: completed its first measurement of the emissions for prioritized segments in the wholesale loan portfolio; 50% of the total portfolio was measured. This achievement was predated by progress at BCP Peru, which measured its footprint at the beginning of the year.

o	Pacífico Seguros: the underwriting team received training on the PCAF methodology and began to measure its footprint.
o
To bridge a data gap, Credicorp conducted a study of emission factors in the Peruvian economy to improve the coverage and quality of local finance entities’ emission measurements. This document, which was developed with Universidad del Pacífico, will be available to the public after an external validation has been performed. The objective is to help other financial institutions effectively align their measurements with PCAF’s methodology.

•
Opportunities for sustainable businesses: Under our objective to accompany our clients as they adopt better socio- environmental practices, BCP had disbursed US$ 1,101 million in sustainable loans as of September 2024. BCP hit a significant milestone this quarter when it disbursed its first Sustainability Linked Loan (SLL) to the Peruvian company Compañía de Minas Buenaventura. SLL offers favorable lending conditions upon verification of fulfillment of KPIs for sustainability in areas such as water use efficiency, local employment and occupational health and safety. At BCP Bolivia, US$ 46 million had been disbursed in green loans as of 3Q24.

•	ESG Risks:
o
In terms of the ESG Risk Enabler for the investment Front, ESG evaluations of different types of prioritized assets continued. These assessments use the instruments developed for this purpose (including questionnaires and internal scores). The Committee for Exclusions also conducted a quarterly review of exclusions under the code of conduct. As of the date of publication of this document, all issuers had met the conditions laid out in the Policies for Responsible and Sustainable Investments.

o
On the financing front, progress continued in ensuring that clients respond to ESG questionnaires. As of the third quarter, 61% of clients had answered questionnaires. The Lending teams at BCP Peru and Bolivia were trained on ESG risks and opportunities to update and strengthen knowledge about ESG (Environmental, Social and Governance) criteria and how it is applied in the questionnaires on ESG risk. Finally, the SME-Business banking team at BCP Peru began a course that provides an overview of sustainability concepts.

Social Front – Expanding financial inclusion and educating about finance and entrepreneurship
Financial Inclusion: In terms of milestones in 3Q24, BCP and Yape financially included 5.3 million people. Additionally, 331 thousand people obtained their first loan in the Financial System through Yape; 43% of this pool of borrowers were women. The “Agente Móvil” at BCP has traveled 33.3 thousand km and conducted since 2023 more than 30 thousand transactions in rural and urban locations in 6 departments: Puno, Loreto, Junín, Piura, Arequipa and Lima provinces. Mibanco Perú, in turn, has banked more than 37 thousand people so far this year2; and has made more than 40 thousand disbursements of its Crediagua product, whose objective is to improve the quality of life of clients by financing sanitary improvements.
Financial Education (FE):
•
By the end of 3Q24, BCP had helped more than 257 thousand clients improve their knowledge of the banking system and improve their financial behavior. Education efforts focused on teaching clients about digital tools; increasing savings; heightening use of banking services/products; and informing clients about how to manage credit risk (reducing overindebtedness, overdrawing credit card lines, late payments).

•	At Mibanco Perú, more than 273 thousand clients had been trained by the end of 3Q24 through the Basic Digital Advisory Program.

1 Partnership for Carbon Accounting Financials
2 Up to August

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Credicorp’s Strategy Update
•
Through our strategy to use mass media to strengthen financial education efforts, we transmitted 3 chapters of the web series 5to Piso through an open signal television broadcast. This broadened the series’ reach, and 2.8 million views were logged. At Prima AFP, more than 140 thousand people were trained this quarter through “Aprende con Ahorrando a Fondo,” which is aired on YouTube to educate people about pension fund contributions and the investments and benefits of AFPs.

•
The Protege365 platform at Pacífico, whose objective is to manage risk at companies through education efforts, currently has more than 6 thousand affiliates, many of whom are active users of the platform’s services. By the end of 3Q24, more than 60 thousand employees at these businesses had been trained and certified.

To see progress on other initiatives on the aforementioned platforms and others on the social front, review the table below:
Progress on Initiatives	Company	4Q22	4Q23	3Q24
Financial Inclusion
Financially included through BCP and Yape(1) – cumulative since 2020	BCP	2.5 million	3.8 million	5.3 million
Stock of inclusive insurance policies	Pacífico Seguros	2.6 million	3.2 million	3.3 million
Financial Education
Trained through online courses via ABC at BCP (ABC del BCP) – YTD	BCP	310.3 thousand	614.1 thousand	435.1 thousand
Individuals trained in risk prevention via Safe Community (Comunidad Segura) – YTD	Pacífico Seguros	11.1 thousand	38.4 thousand	28.8 thousand
Young people trained through the ABC of the Pension Culture (ABC de la Cultura Previsional) – YTD	Prima AFP	61.0 thousand	138.1 thousand	390 thousand
Clients trained in FE through Mibanco “Progress Academy” programs (“Academia del Progreso”) – YTD (2)	Mibanco Perú	251.2 thousand	413.3 thousand	304.4 thousand
Opportunities and Products for Women
Number of disbursements through Loans for Women (3)	Mibanco Perú	31.4 thousand	51.2 thousand	31.1 thousand
Percentage of women banked on the asset side (loans)	Mibanco Perú	56.0%	55.9%	62.4% (4)
Helping small businesses grow
Trained via Accompanying Entrepreneurs (Contigo Emprendedor) – YTD	BCP	110.7 thousand	121.0 thousand	47.8 thousand
SME-Pymes financially included through loans (working capital and invoice discounting) – YTD	BCP	49.7 thousand	33.8 thousand	31.2 thousand (4)
Microbusiness affiliated to Yape – YTD	BCP	-	26.9 thousand	15.6 thousand

(1)
 Stock of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with 3 monthly average transactions in the last three months. The figure for 4Q23 has been revised.

(2)
 Covers virtual or in-person trainings about risk management for businesses, entrepreneurship, and finance through our different educational strategies, such as the Basic Program for Digital Guidance, Powerful Women and MiConsultor.

(3)	Non-cumulative. Figure for the period.
(4)	Up to August.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

01                  Loan Portfolio

This quarter, total loans in average daily balances (ADB) fell 1.2% (-0.7% FX Neutral), driven primarily by i) an uptick in repayments of long-term loans in Corporate Banking, ii) stricter lending guidelines at Mibanco and iii) an increase in loan amortizations in Consumer and Credit Cards, on the back of excess liquidity from pension fund withdrawals. The drop in ADB was partially offset by growth in SME Business and Mortgage loan balances.
YoY, total loans in average daily balances fell 1.2% (-1.4% FX Neutral). This evolution was driven primarily by i) tighter lending guidelines at Mibanco, ii) an increase in repayments of long-term loans in Middle Market Banking, iii) growth in amortizations of Government Program loans in SME-Pyme and iv) an increase in amortizations in Consumer. The YoY decline in loans was partially offset by growth in balances for Mortgage and BCP Bolivia. YTD, loans in ADB fell 1.4%, driven primarily by Mibanco and Corporate Banking.

1.1. Loans
2.    Total Loans (in Average Daily Balances)
Total Loans (S/ millions)	As of			Volume change		% change		% Part. in total loans

	Sep 23	Jun 24	Sep 24	QoQ	YoY	QoQ	YoY	Sep 23	Jun 24	Sep 24
BCP Stand-alone	115,851	116,450	115,569	-881	-282	-0.8%	-0.2%	81.5%	81.9%	82.2%
Wholesale Banking	52,796	53,157	52,257	-901	-540	-1.7%	-1.0%	37.1%	37.4%	37.2%
Corporate	31,134	31,879	31,108	-770	-26	-2.4%	-0.1%	21.9%	22.4%	22.1%
Middle - Market	21,662	21,278	21,148	-130	-514	-0.6%	-2.4%	15.2%	15.0%	15.0%
Retail Banking	63,055	63,293	63,312	20	258	0.0%	0.4%	44.3%	44.5%	45.0%
SME - Business	7,292	7,121	7,356	235	65	3.3%	0.9%	5.1%	5.0%	5.2%
SME - Pyme	16,549	16,295	16,184	-111	-364	-0.7%	-2.2%	11.6%	11.5%	11.5%
Mortgage	20,712	21,432	21,606	174	894	0.8%	4.3%	14.6%	15.1%	15.4%
Consumer	12,654	12,466	12,319	-148	-335	-1.2%	-2.7%	8.9%	8.8%	8.8%
Credit Card	5,848	5,978	5,847	-131	-1	-2.2%	0.0%	4.1%	4.2%	4.2%
Mibanco	14,121	12,815	12,199	-615	-1,922	-4.8%	-13.6%	9.9%	9.0%	8.7%
Mibanco Colombia	1,557	1,746	1,721	-25	163	-1.4%	10.5%	1.1%	1.2%	1.2%
Bolivia	8,957	9,645	9,555	-90	598	-0.9%	6.7%	6.3%	6.8%	6.8%
ASB Bank Corp.	1,733	1,605	1,530	-75	-203	-4.7%	-11.7%	1.2%	1.1%	1.1%
BAP's total loans	142,219	142,261	140,574	-1,687	-1,645	-1.2%	-1.2%	100.0%	100.0%	100.0%
For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes Workout unit and other banking. For Quarter-end balance figures, please refer to “12. Annexes – 12.3 Loan Portfolio Quality”
(2) Internal Management Figures

QoQ, total loans in average daily balances dropped 1.2% (- 0.7% FX Neutral). This reduction was fueled mainly by:

●	Corporate Banking, due to growth in repayments of long-term loans.
●
Mibanco, after stricter lending guidelines were implemented as the industry continued to take a cautious approach to origination. The contraction in the portfolio this quarter was concentrated in higher-ticket loans.

●	Consumer and Credit Cards, due to an uptick in loan amortizations and to a drop in demand for financing, in a context of excess liquidity from pension fund withdrawals.
The aforementioned was partially offset by loan growth through:
●	SME-Business, due to an uptick in Government Program loan disbursements (Impulso MyPerú).
●	Mortgage, due to a rebound in disbursements this quarter in a context of lower rates.
YoY, total loans in average daily balances dropped 1.2% (- 1.4% FX Neutral). This decline was fueled mainly by:

●	Mibanco, due the same dynamics seen QoQ.
●	Middle Market Banking, due to an uptick in repayments of long-term loans.
●	SME-Pyme, which reflects growth in amortizations of Government Program loans. If we exclude this effect, the portfolio grew 2.9% due to an increase in disbursements for working capital loans.
●	Consumer, due the same dynamics seen QoQ.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

01. Loan Portfolio
The aforementioned was partially offset by loan growth via:

●	Mortgage, due to the same dynamics seen QoQ.
●	BCP Bolivia, driven by an uptick in Wholesale Banking disbursements.
At the YTD level, loans in average daily balances dropped 1.4%. This decline was mainly attributable to a drop in balances for Mibanco and Corporate Banking, which was driven by the same dynamics as those seen QoQ.

Evolution of Loan Dollarization (in Average Daily Balances) (1)(2)
Total Loans (S/ millions)	Local Currency (LC) - S/ millions			% change		Foreign Currency (FC) - US$ millions			% change		% part. by currency
	Total					Total					Sep 24
	Sep 23	Jun 24	Sep 24	QoQ	YoY	Sep 23	Jun 24	Sep 24	QoQ	YoY	LC	FC
BCP Stand-alone	79,896	79,154	78,619	-0.7%	-1.6%	9,722	9,886	9,924	0.4%	2.1%	68.0%	32.0%
Wholesale Banking	24,341	23,361	22,748	-2.6%	-6.5%	7,695	7,898	7,925	0.3%	3.0%	43.5%	56.5%
Corporate	14,592	14,201	13,916	-2.0%	-4.6%	4,475	4,687	4,618	-1.5%	3.2%	44.7%	55.3%
Middle-Market	9,748	9,161	8,833	-3.6%	-9.4%	3,220	3,211	3,308	3.0%	2.7%	41.8%	58.2%
Retail Banking	55,555	55,793	55,870	0.1%	0.6%	2,028	1,988	1,999	0.5%	-1.4%	88.2%	11.8%
SME - Business	4,302	4,286	4,581	6.9%	6.5%	809	752	745	-0.8%	-7.8%	62.3%	37.7%
SME - Pyme	16,378	16,127	16,023	-0.6%	-2.2%	46	45	43	-2.8%	-5.9%	99.0%	1.0%
Mortgage	18,768	19,491	19,690	1.0%	4.9%	526	515	515	0.0%	-2.1%	91.1%	8.9%
Consumer	11,210	10,908	10,742	-1.5%	-4.2%	390	413	423	2.5%	8.4%	87.2%	12.8%
Credit Card	4,898	4,981	4,834	-2.9%	-1.3%	257	264	272	2.9%	5.9%	82.7%	17.3%
Mibanco	13,633	12,800	12,186	-4.8%	-10.6%	132	4	4	-8.5%	-97.3%	99.9%	0.1%
Mibanco Colombia	-	-	-	-	-	421	463	462	-0.2%	9.8%	-	100.0%
Bolivia	-	-	-	-	-	2,422	2,557	2,566	0.4%	6.0%	-	100.0%
ASB Bank Corp.	-	-	-	-	-	469	426	411	-3.5%	-12.3%	-	100.0%
Total loans	93,529	91,954	90,805	-1.2%	-2.9%	13,166	13,335	13,367	0.2%	1.5%	64.6%	35.4%

For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes Workout unit and other banking. For Quarter-end balance figures, please refer to “12. Annexes – 12.3 Loan Portfolio Quality”.
(2) Internal Management Figures

At the end of September 2024, the dollarization level of total loans rose 4 bps QoQ (35.4% in Sept 24). This evolution was driven by a drop in the balance for LC loans, which was fueled primarily by a reduction in LC balances for Mibanco and Wholesale Banking.

YoY, the dollarization level for the total portfolio rose 117 bps. This evolution was driven by a 2.9% decline in total loans in LC, which was driven by the same dynamics seen QoQ and, to a lesser extent, by total loan growth in FC (+1.5%).

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

01. Loan Portfolio
Evolution of the Dollarization Level of Total Loans (in Average Daily Balances)

(1)	The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB Bank Corp., however the chart shows only the loan books of BCP Stand-alone and Mibanco.
(2)	The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016, for Credit Card was in 2021 and for the rest of segments was 2009.
* For dollarization figures in the quarter-end period, please refer to “12. Annexes – 12.3 Loan Portfolio Quality.

Evolution of Loans in Quarter-End balances

Total loans in quarter-end balances dropped 3.0% QoQ and 1.8% YoY, fueled by the same dynamics as those seen in the analysis for loans in average daily balances.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

02	Deposits

Total deposits continued to grow this quarter, driven primarily by growth in low-cost deposits. QoQ, growth was fueled by a 4.9% increase in the balance of Demand Deposits (+6.7% FX neutral) and 2.8% in the Saving Deposits (+4.1% FX neutral) in LC at BCP. This evolution was attributable to pension fund withdrawals, which was partially offset by a drop in Time deposits (-2.3%) due to a context marked by easing cycle in interest rates.
YoY, the total deposit balance rose 4.0%(+5.1% FX neutral). This growth was fueled by the dynamics seen QoQ.
At quarter-end, 69.7% of all deposits were low-cost (Demand+ Savings). With this figure, Credicorp continued to lead the market for low-cost deposits with a MS of 41.0% at the end of August 2024, which represents a significant competitive advantage in a context of persistently high interest rates in relative terms.

Deposits S/ 000	As of			% change		Currency
	Sep 23	Jun 24	Sep 24	QoQ	YoY	LC	FC
Demand deposits	45,120,127	50,657,031	53,149,144	4.9%	17.8%	49.7%	50.3%
Saving deposits	49,395,543	53,015,745	54,474,960	2.8%	10.3%	60.2%	39.8%
Time deposits	49,213,763	43,504,883	42,514,849	-2.3%	-13.6%	43.6%	56.4%
Severance indemnity deposits	3,245,358	3,358,408	2,989,705	-11.0%	-7.9%	73.3%	26.7%
Interest payable	1,496,744	1,435,917	1,306,793	-9.0%	-12.7%	29.4%	70.6%
Low-cost deposits (1)	94,515,670	103,672,776	107,624,104	3.8%	13.9%	52.4%	47.6%
Deposits and obligations	148,471,535	151,971,984	154,435,451	1.6%	4.0%	52.0%	48.0%
(1)  Includes Demand Deposits and Saving Deposits

QoQ, our balance for Total Deposits rose 1.6% (+3.2% FX neutral) due primarily to:

●
A 3.8% increase in the balance for Low Cost Deposits. This growth was driven by a 4.9% (+6.7% FX neutral) increase in the balance of Demand Deposits and 2.8% (+4.1% FX neutral) in the balance for Savings Deposits. Growth in both deposit types was driven mainly by un uptick in LC deposits at BCP, which was fueled primarily by inflows of funds withdrawn from AFPs and to a lesser extent, by captures of transactional deposits.

The aforementioned was partially offset by:

●
A 2.3% reduction (-0.5% FX neutral) in the balance for Time Deposits. This evolution was attributable to a decrease in LC volumes at BCP Stand-alone, which was driven by expirations of some retail and wholesale deposits. The impact of the contraction in the Time deposit balance was offset by fund migration to FC deposits this quarter, which was fueled by wholesale clients seeking to leverage higher rates in US Dollars.

YoY, the balance of Total Deposits grew 4.0% (+5.1% FX neutral), due to the following dynamics:

●
A 13.9% growth in the balance of Low Cost Deposits . This evolution was driven by a 17.8% growth (+19.1% FX neutral) in the balance of Demand Deposits and 10.3% (+11.3% FX neutral) in the balance of Saving Deposits fueled by inflows of funds withdrawn from AFPs and by captures of transactional deposits.

The aforementioned was partially offset by:

●	A 13.6% reduction (-12.5% FX neutral) in Time Deposits; which was spurred primarily by a drop in both LC and FC deposits at BCP Stand-alone in a context of lower rates.

It is important to note that the proportion of low-cost deposits in our total deposit mix has registered significant recovery and currently represents 69.7% of total deposits (+147 bps QoQ and +603 bps YoY). Growth in low-cost deposits reflects improvements in management of the deposit mix as we seek to strengthen the financial margin.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

02. Deposits
Dollarization Level of Deposits

At the end of September 2024, the dollarization level of Total Deposits (in quarter-end balances) held steady QoQ, situating at 48.0%, which was below the average for the last 2 years (49.6%). This result was driven by the increase in Savings Deposits and Demand Deposits within the LC balance, which was driven by inflows of funds from the recent wave of pension fund withdrawals and was offset by a drop in Time Deposits in LC balance due to a context of easing cycle in interest rates.

YoY, the dollarization level fell 86 bps after Savings Deposits and Demand Deposits reported growth in LC fueled by the dynamics seen QoQ.

Deposits by Currency and Type
(measured at quarter-end balance)
Loan / Deposit Ratio (L/D ratio)

QoQ, the L/D ratio dropped 510 bps at BCP and 843 bps at Mibanco. Both of these declines were driven by a drop in the loan balance and growth in low- cost deposits in LC. At BCP, the loan balance dropped on the back of a contraction in the wholesale segment. The contraction in the balance at Mibanco, in turn, reflected measures to tighten lending guidelines.
YoY, the L/D ratio dropped 763 bps and 2292 bps at BCP and Mibanco respectively. The reductions in ratios at both entities reflected a drop in loan balances and growth in deposits via the same drivers seen QoQ.

In this context, the L/D ratio at Credicorp stood at 92.3%.

L/D Ratio Local Currency

L/D Ratio Foreign Currency

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

02. Deposits

Market Share of Deposits in the Peruvian Financial System

At the end of August 2024, the MS of Total Deposits at BCP and Mibanco in Peru was 31.7% and 2.6% respectively (-78 bps and -9 bps vs Sept 2023, respectively). BCP continues to lead the market for total deposits.

The level of low-cost deposits rose across the financial system in comparison to September 2023 (+14.6%). BCP Stand-alone, however, surpassed the system’s average at the end of August 2024 (+14.9%). In this context, BCP continued to lead the low-cost market at 40.3% the end of August 2024 (+12bps vs Sep 2023). In terms of Time Deposits, the level rose across the system (+3.1% vs Aug 2023) but fell at BCP Stand-alone (-13.5% vs Sep 23). Consequently, BCP’s market share for this deposit type fell 344 bps to stand at 17.9% at the end of August 2024.

Credicorp’s (BCP + Mibanco) share in the market for low-cost deposits stood at 41.0% at quarter-end (+12 bps with regard to September 2023).

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

03	Interest-earning Assets (IEA) and Funding

QoQ, IEA increased 2.6%, fueled by growth in Cash and due from banks in a context of high market liquidity. Loans dropped over the period, driven mainly by prepayments of long-term wholesale loans. Funding increased 0.7%, driven mainly by inflows from pension fund withdrawals retained as low-cost deposits in BCP. The evolution was partially offset by a drop in Bonds and Issued Notes following the expiration of a bond at BCP.
YoY IEAs also rose (+5.2%), spurred by growth in the balance for Cash and due from banks, and an uptick in investments after a strategy was implemented to extend the portfolio’s duration via larger holdings of sovereign bonds. Funding registered an increase (3.2%), mainly attributable to an uptick in deposits and, to a lesser extent, to a move to assume debt obligations and execute new bond issuances.

3.1.	IEA

Interest Earning Assets S/000	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
Cash and due from banks	24,907,836	27,157,901	37,007,966	36.3%	48.6%
Total investments	51,116,913	52,426,146	53,328,873	1.7%	4.3%
Cash collateral, reverse repurchase agreements and securities borrowing	1,513,622	1,777,491	1,419,305	-20.2%	-6.2%
Total loans	145,129,260	146,946,546	142,568,785	-3.0%	-1.8%
Total interest earning assets	222,667,631	228,308,084	234,324,929	2.6%	5.2%

QoQ, IEA rose 2.6%, driven primarily by an increase in the balance for Cash and due from banks, which was in turn partially offset by a drop in the loan balance. The uptick in Cash and due from banks was unfurled in a context of high market liquidity, where surpluses were capitalized through overnight deposits in BCRP. Loans fell over the period, fueled mainly by a drop in the Wholesale Banking balance due to loan prepayments during the quarter. To a lesser extent, the decline in total loans was attributable to a contraction in loan balances at Mibanco.

YoY, IEA increased 5.2% due to an uptick in the Cash and due from banks balance and, to a lesser extent, to growth in the investment balance. The Cash and due from banks balance grew mainly due to liquidity coming from an increase in deposits and to a lesser extent, from funding captured to anticipate forthcoming debt maturities. These liquid funds were invested in BCRP deposits to a large extent. Total investments rose as part of a strategy to increase the duration of the portfolio through larger holdings of sovereign bonds. These dynamics were partially offset by a drop in the loan balance, which was impacted by a reduction in Mibanco’s loan portfolio, as in the QoQ analysis.

3.2.	Funding

Funding S/000	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
Deposits and obligations	148,471,535	151,971,984	154,435,451	1.6%	4.0%
Due to banks and correspondents	10,493,411	12,620,346	12,704,234	0.7%	21.1%
BCRP instruments	9,616,150	5,542,892	4,788,939	-13.6%	-50.2%
Repurchase agreements with clients and third parties	2,121,870	2,146,797	2,594,165	20.8%	22.3%
Bonds and notes issued	14,914,632	17,953,508	16,952,011	-5.6%	13.7%
Total funding	185,617,598	190,235,527	191,474,800	0.7%	3.2%

QoQ, funding rose 0.7%, driven by growth in the deposit balance, which was partially offset by a drop in the Bond balance following the expiration of senior debt at BCP. The uptick in the deposit balance reflected flows of funds to low-cost deposits at BCP, mainly from AFP withdrawals. This evolution was partially offset by a reduction in LC term deposit balances after rates fell due to BCRP rate cuts.

YoY, funding increased 3.2%, spurred mainly by growth in the deposit balance due to the same dynamics seen QoQ. The uptick in funding was also due, albeit to a lesser extent, to growth in Due to banks and correspondents and to an increase in the Bonds and Issued Notes balance. Growth in Due to Banks was driven by specific opportunities in debt funding in foreign currency (FC) while the uptick in the Bond and Issued Notes balance rose due to a strategy to refinance long-term debt.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

04	Net Interest Income (NII)

In 3Q24, Net Interest Income (NII) rose 3.5% QoQ, driven by a drop in interest and similar expenses. The reduction in both these items was fueled by growth in low-cost deposits’s share of the deposit mix, which rose on the back of fund inflows from pension fund withdrawals. Interest and similar income also increased, propelled mainly by the optimization of available funds in a context of ample liquidity.

YoY, NII grew 10.3%, spurred by an uptick in Interest and Similar Income, which was driven mainly by higher income from available funds and, to a lesser extent, by growth in interest on loans due to an increase in the share of retail loans within BCP’s portfolio. As was the case QoQ, a drop in Interest and Similar Expenses, fueled by a reduction in the interest expense on deposits, also contributed to NII growth.

NIM rose 10 bps QoQ and 32 bps YoY to stand at 6.43%. This evolution was attributable to effective asset / liability management, which bolstered the yield on IEAs in a context of lower rates. The aforementioned, coupled with our strategic funding advantage, which is anchored in our solid value proposition for transactions, contributed to maintaining the upward trend in NIM.

Net interest income S/ 000	Quarter			% change		Up to		% Change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24/Sep 23
Interest Income	4,819,101	4,935,238	4,995,971	1.2%	3.7%	13,928,453	14,857,135	6.7%
Interest Expense	(1,565,058)	(1,466,774)	(1,405,221)	-4.2%	-10.2%	(4,338,165)	(4,371,798)	0.8%
Interest Expense (excluding Net Insurance Financial Expenses)	(1,448,593)	(1,342,088)	(1,276,643)	-4.9%	-11.9%	(3,990,784)	(3,996,530)	0.1%
Net Insurance Financial Expenses	(116,465)	(124,686)	(128,578)	3.1%	10.4%	(347,381)	(375,268)	8.0%
Net Interest Income	3,254,043	3,468,464	3,590,750	3.5%	10.3%	9,590,288	10,485,337	9.3%

Balances
Average Interest Earning Assets (IEA)	220,724,334	227,161,179	231,316,507	1.8%	4.8%	222,362,151	229,452,867	3.2%
Average Funding	183,805,092	187,904,862	190,855,164	1.6%	3.8%	185,774,858	188,110,844	1.3%

Yields
Yield on IEAs	8.73%	8.69%	8.64%	-5 bps	-9 bps	8.35%	8.63%	28 bps
Cost of Funds(1)	3.15%	2.86%	2.68%	-18 bps	-47 bps	2.86%	2.83%	-3 bps
Net Interest Margin (NIM)(1)	6.11%	6.33%	6.43%	10 bps	32 bps	5.96%	6.31%	35 bps
Risk-Adjusted Net Interest Margin(1)	4.45%	4.40%	4.93%	53 bps	48 bps	4.49%	4.70%	21 bps
Peru's Reference Rate	7.50%	5.75%	5.25%	-50 bps	-225 bps	7.50%	5.25%	-225 bps
FED funds rate	5.50%	5.50%	5.00%	-50 bps	-50 bps	5.50%	5.00%	-50 bps
(1) For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.7

QoQ, Net interest income (NII) rose 3.5%, fueled mainly by a drop in interest and similar expenses. This decline was fueled by a sharp increase in low-cost deposits, as retail clients decided to maintain inflows from pension fund withdrawals in the Individuals segment. The share of low-cost deposits in the mix rose this quarter, which drove down the funding cost through a drop in the weight of more expensive funding alternatives such as time deposits.
To a lesser extent, the reduction in the interest expenses was fueled by lower expenses for Due to banks and correspondents, particularly in local currency, which reflected the negative pricing effect generated by BCRP’s rate cut. Interest and similar income, in turn, reported growth of 1.2% QoQ, driven mainly by the positive volume effect created by sharp growth in available funds, mainly in foreign currency, which were optimized via O/N deposits at BCRP. Income from securities also contributed to growth in interest and similar income, but to a lesser extent. Loans contracted over the period but nonetheless registered a marginal increase in interest income due to a positive mix effect, given that the drop was concentrated in wholesale loans, which generate lower margins.
YoY, NII increased 10.3% after Interest and similar income rose 3.7% YoY. This evolution was driven primarily by growth in income from available funds, which was attributable to a positive volume effect, and secondarily, by an increase in income on loans, which reflected an uptick in retail loans’ share of total loans. Lastly, interest on securities also contributed to growth in Interest and similar income and reflected the fruits of BCP’s strategy to increase the duration of its investment portfolio. Interest and similar expenses dropped 10.2%, driven by growth in volume of low-cost deposits, which was fueled by the same factors as those seen QoQ. Additionally, BCRP’s reference rate cuts led to a decrease in interest expenses for Due to banks and Correspondents in local currency. This was partially offset by growth in interest expense on Bonds and notes issued, which was fueled by BCP debt issuances this year.

YTD, NII was up 9.3% versus the print in 3Q24, driven by Interest and similar income, which rose mainly on the back of a positive loan pricing effect, in line with improvements in risk valuation for pricing in the SME-Pyme and Credit Card segments. Interest and similar expenses were impacted by a reduction in interest expenses on deposits, which reflected the fact that low-cost deposits accounted for a larger proportion of the funding structure YTD.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

04. Net Interest Income (NII)

Net Interest Margin

NIM rose 10 bps QoQ to stand at 6.43%. This evolution was driven primarily by a reduction in the funding cost and reflected the shift toward an increase in low-cost deposits’ weight in the deposit mix via inflows of funds from pension fund withdrawals. The yield on IEAs dropped 5 bps QoQ, given that the contraction in loans led to a lower-yield IEA mix; this impact was attenuated by moves to optimize liquidity surpluses.

Our management of interest rate risk allowed us to maintain a solid IEA yield while the QoQ drop of 18 bps in the cost of funding supported the upward trend in NIM. Risk-adjusted NIM rose 53 bps, driven by a reduction in provisions in a context marked by an improvement in client payment capacities.

Dynamics of Net Interest Margins by Currency

Interest Income / IEA S/ millions	3Q23			2Q24			3Q24			Sep 23			Sep 24
	Average			Average			Average			Average			Average
	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields
Cash and equivalents	25,472	290	4.6%	29,146	320	4.4%	32,083	365	4.6%	25,903	854	4.4%	31,494	1,019	4.3%
Other IEA	1,688	24	5.7%	1,652	26	6.3%	1,598	26	6.5%	1,308	58	5.9%	1,415	80	7.5%
Investments	49,577	652	5.3%	52,491	668	5.1%	52,877	681	5.2%	48,274	1,880	5.2%	52,772	2,042	5.2%
Loans	143,987	3,853	10.7%	143,873	3,922	10.9%	144,757	3,924	10.8%	146,877	11,137	10.1%	143,773	11,715	10.9%
Structural	139,427	3,822	11.0%	140,584	3,884	11.1%	141,077	3,872	11.0%	140,032	11,028	10.5%	188,744	13,139	9.3%
Government Programs	4,560	31	2.7%	3,294	37	4.5%	3,681	52	5.7%	6,845	109	2.1%	3,695	128	4.6%
Total IEA	220,724	4,819	8.7%	227,162	4,936	8.7%	231,315	4,996	8.6%	222,362	13,929	8.4%	229,454	14,856	8.6%
IEA (LC)	57.7%	71.3%	10.8%	57.4%	69.4%	10.5%	55.7%	68.8%	10.7%	57.2%	71.3%	10.4%	56.3%	69.4%	10.6%
IEA (FC)	42.3%	28.7%	5.9%	42.6%	30.6%	6.2%	44.3%	31.2%	6.1%	42.8%	28.7%	5.6%	43.7%	30.6%	6.0%

Interest Expense / Funding S/ millions	3Q23			2Q24			3Q24			Sep 23			Sep 24
	Average			Average			Average			Average			Average
	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields
Deposits	145,930	860	2.4%	149,914	738	2.0%	153,203	678	1.8%	147,746	2,314	2.1%	151,070	2,195	1.9%
BCRP + Due to Banks	20,973	326	6.2%	17,851	268	6.0%	17,828	262	5.9%	20,173	861	5.7%	18,617	794	5.7%
Bonds and Notes	14,575	150	4.1%	17,747	200	4.5%	17,453	201	4.6%	15,961	481	4.0%	15,773	598	5.1%
Others	2,328	230	39.5%	2,392	261	43.6%	2,371	264	44.6%	1,896	681	47.9%	2,651	785	39.5%
Total Funding	183,806	1,566	3.4%	187,904	1,467	3.1%	190,855	1,405	2.9%	185,776	4,337	3.1%	188,111	4,372	3.1%
Funding (LC)	50.9%	59.8%	4.0%	49.5%	51.7%	3.3%	49.3%	48.6%	2.9%	50.6%	59.0%	3.6%	49.3%	50.8%	3.2%
Funding (FC)	49.1%	40.2%	2.8%	50.5%	48.3%	3.0%	50.7%	51.4%	3.0%	49.4%	41.0%	2.6%	50.7%	49.2%	3.0%

NIM	220,724	3,253	5.9%	227,162	3,469	6.1%	231,315	3,591	6.2%	222,362	9,592	5.8%	229,454	10,484	6.1%
NIM (LC)	57.7%	76.8%	7.9%	57.4%	76.9%	8.2%	55.7%	76.8%	8.6%	57.2%	76.9%	7.7%	56.3%	77.1%	8.4%
NIM (FC)	42.3%	23.2%	3.2%	42.6%	23.1%	3.3%	44.3%	23.2%	3.3%	42.8%	23.1%	3.1%	43.7%	22.9%	3.2%
(1) Unlike the NIM figure calculated according to the formula in Appendix 12.7, the NIM presented in this table includes “Financial Expense associated with the insurance and reinsurance activity, net”.

QoQ Analysis

QoQ, Net Interest Income (NII) increased 3.5%, driven by growth in both LC and FC. IEAs in LC represented 55.7% of total IEAs at quarter-end and accounted for 76.8% of Net interest Income generated in 3Q24.

Local Currency Dynamics (LC)
NII in LC rose 3.4%, driven by a drop in interest expenses through:
•	Growth in low-cost deposits’ share of total funding, which rose mainly on the back of fund inflows from pension fund withdrawals.
•
Drop in expenses in the BCRP and banks line due to (i) a downward pricing effect on debt obligations due to BCRP rate cuts and (ii) a decrease in the balance of BCRP repos, given that no auctions were held for these instruments in a context marked by ample liquidity system-wide.

•	Reduction in expenses on bonds following the expiration of senior debt in LC at BCP.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

04. Net Interest Income (NII)

In the aforementioned scenario, the implicit funding rate in LC dropped 36 bps to stand at 2.9%.

Interest income in LC rose slightly, fueled by an uptick in investments under a strategy to increase the portfolio’s duration.

Foreign Currency Dynamics (FC)

NII in FC rose 3.9% QoQ due to the following dynamics:

Interest income increased 3.0% QoQ. This advance was driven mainly by growth in available funds after liquidity surpluses were invested in BCRP deposits, which, in turn, boosted income through a volume effect. This result offset an increase in interest expenses, which rose 2.1% QoQ on the back of expenses for a subordinated bond issuance in September. It is important to note that although expenses for BCRP and banks were up this quarter (due to an increase in debt obligations), the corresponding funds were deployed tactically in arbitrage strategies, which generated a net gain.

YoY Analysis
YoY, NII rose 10.3%, driven by NII in both LC and FC:

Local Currency Dynamics (MN)

NII in LC rose 10.3% YoY, fueled by:

Low-cost deposits rose in a context marked by ample liquidity, which impacted on the deposits mix and leading to downward pressures on the cost of funding. To a lesser extent, interest expenses on BCRP and Due to Banks dropped due to a decline in local interest rates (downward pricing effect) and to the expiration of BCRP repos (downward volume effect). In this context, interest expenses fell 27.1% YoY while the funding cost dropped from 4.0% to 2.9%.

Interest income remained relatively stable (+0.1% YoY) given that the increase in the volume of IEAs (+1.2% YoY) was driven by a change in the mix, where a drop in loans, the highest-yielding asset, negatively impacted profitability. In this context, the yield on IEA fell 12 bps.

Foreign Currency Dynamics (FC)
The NII in FC rose 10.5% YoY due to:

Average IEA in FC increased 9.7% YoY. The main factor behind this evolution was growth in the volume of available funds, which was optimized via O/N deposits in BCRP. Growth in income from loans also bolstered the YoY result, albeit to a lesser extent, through an uptick in volumes in Corporate Banking at BCP and BCP Bolivia. Interest income in FC rose 12.5% YoY, driven primarily by a volume effect. Consequently, the yield on IEAs increased 15 bps to 6.1%.
Funding increased 7.3% YoY, fueled primarily by debt issuances at BCP this year and secondarily by an uptick in debt obligations. These dynamics led the cost of the funding mix to rise despite growth in low-cost deposits. In this context, interest expenses rose 14.8% YoY and the cost of funding in FC increased from 2.8% to 3.0%.
YTD Analysis

As of September, NII had grown 9.3%, driven by an increase in NII in LC and FC.

Dynamics in Local Currency (LC)

NII in LC rose 9.6% YTD due to:

YTD, interest income has risen 3.8% due to an uptick in income from loans, which was driven primarily by SME-Pyme and credit cards, where significant efforts have been made to maintain adequate risk pricing. To a lesser extent, investments also contributed to growth in income via an increase in volumes. A drop in expenses also drove NII growth over the period (albeit to a lesser extent than income factors), primarily through a mix effect, where low-cost deposits gained terrain, and secondarily via a drop in the funding volume in BCRP and banks.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

04. Net Interest Income (NII)

Dynamics in Foreign Currency (FC)

NII in FC increased 8.1% YTD due to the following dynamics:

YTD, interest income in FC rose 13.8%. This evolution was attributable, as was the case YoY, to growth in loans, primarily via Corporate Banking at BCP and BCP Bolivia. Growth in Cash and equivalents income, which was propelled by a volume effect, also contributed to the YTD result, albeit to a lesser extent. Interest expenses grew 21.0%, given that the increase in the volumes of Due to banks, and Bonds and note, which are a relatively more expensive sources of funding, outpaced the growth registered in deposits.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

05	Portfolio Quality and Provisions

Credicorp’s NPL portfolio contracted, driven mainly by BCP Stand-alone and Mibanco. Despite the improvement, the level remains high and above our appetite. It is important to note that we reached a turning point this quarter, particularly in the segments that have been the most impacted in the recent credit cycle: Individuals and the structural SME-Pyme portfolio at BCP Stand-alone and the loan portfolio at Mibanco.

QoQ, the drop in NPLs at BCP was fueled mainly by debt repayments in Wholesale Banking and Individuals, in a context of higher liquidity fueled by pension fund withdrawals, and by a drop in overdue loans in SME-Pyme. At Mibanco, the reduction in NPLs was driven by a decrease in overdue loans, which was attributable to stricter origination guidelines, improvements in collections management and efforts to provide facilities. The NPL ratio fell 12 bps QoQ to stand at 5.9% at quarter-end. The QoQ reduction in provisions was fueled primarily by BCP, on the back of improvements mainly in payment performance in Individuals and SME- Pyme. At Mibanco, provisions fell due to improvements in payment performance, which reflected the positive impact of improvements in debt collection management.

5.1	Portfolio Quality

Quality of Total Loans (in quarter-end balances)

Loan Portfolio Quality and Delinquency ratios	As of			% change
S/000	Sep 23	Jun 24	Sep 24	QoQ	YoY
Total loans (Quarter-end balance)	145,129,260	146,946,546	142,568,785	-3.0%	-1.8%
Write-offs	1,018,084	994,556	923,946	-7.1%	-9.2%
Internal overdue loans (IOLs)	6,406,345	6,230,761	6,026,341	-3.3%	-5.9%
Internal overdue loans over 90-days	4,874,960	4,760,837	4,851,591	1.9%	-0.5%
Refinanced loans	2,253,098	2,555,135	2,333,814	-8.7%	3.6%
Non-performing loans (NPLs)	8,659,443	8,785,896	8,360,155	-4.8%	-3.5%
IOL ratio	4.4%	4.2%	4.2%	-1 bps	-18 bps
IOL over 90-days ratio	3.4%	3.2%	3.4%	16 bps	4 bps
NPL ratio	6.0%	6.0%	5.9%	-12 bps	-11 bps

QoQ, the balance for the NPL portfolio dropped 4.8%, led primarily by BCP Stand-alone and secondarily by Mibanco. Write-offs, which are still at high levels, have fallen 7.1% driven mainly by newer and healthier vintages that increased their weight within the loan portfolio at SMEs.

QoQ, at BCP Stand-alone, the NPL level fell due primarily to (i) Wholesale Banking, after a client in the refinanced Corporate portfolio from the commercial real estate sector paid its debt; (ii) Consumer and Credit Cards, fueled by improvements in origination, monitoring, collections and rescheduling processes and by clients who leveraged excess liquidity from pension funds withdrawals to make repayments; and (iii) SME-Pyme, fueled by a drop in overdue loans, which was mainly concentrated in clients with smaller tickets (< s/ 90 thousand) and higher-risk loans. At Mibanco, the drop in the NPL level was driven by a reduction in overdue loans, which was fueled primarily by improvements in debt collection management and by the debt facilities rolled out in June and July of this year.

YoY, the NPL balance fell 3.5%. This decrease was driven mainly by BCP Stand-alone and partially offset by the evolution at Mibanco. The reduction in write-offs (-9.2%) was driven by SME-Pyme and Consumer, mainly through a better performance of new vintages.

YoY, at BCP Stand-alone, the decline in the NPL balance was driven by the following segments: (i) Wholesale Banking, due to debt payment by two specific clients in the corporate portfolio and (ii) SME-Pyme, due to an increase in honoring of Reactiva guarantees. If we exclude this effect, the NPL balance for SME-Pyme rises, driven mainly by growth in the judicial recovery portfolio, which was in turn associated with clients that reprogrammed loans during the pandemic. It is important to note that the loans held by those clients are backed by ample guarantees. The aforementioned evolution was partially offset by growth in the NPL balance for (i) Consumer and Credit Cards, which was spurred by growth in NPLs of vulnerable clients who are highly leveraged and lack stable employment; and (ii) Mortgage, due to growth in overdue loans among clients who have already registered delinquency for other consumer products.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

05. Portfolio Quality and Provisions

NPL Ratio for Total Loans
The NPL Ratio at Credicorp dropped 12 bps QoQ and stood at 5.9%. This decline was driven by the same dynamics that drove the evolution of NPLs and was partially offset by a drop in loan volumes.

If we analyze the QoQ evolution of the NPL Ratio by subsidiary,

●    BCP Stand-alone, where the NPL Ratio dropped 11 bps. In the case of Wholesale Banking, SME-Pyme, Consumer and Credit Cards, the reduction in the ratio was fueled by a decrease in NPL volumes.

•	Mibanco, where the NPL Ratio fell 29 bps due to a decrease in NPL volumes.

NPL Ratio for Total Loans at BCP (1)

Credicorp’s NPL Ratio dropped 11 bps YoY to stand at 5.9%. This decline was driven by the same dynamics that drove the YoY evolution of NPLs and was partially offset by a drop in loan volumes over the same period.

If we analyze the YoY evolution of the NPL Ratio by Subsidiary, we see:

●   BCP Stand-alone, where the NPL ratio fell 20 bps. In the case of Wholesale Banking and Small Businesses (SME-Pyme and SME-Business), the reduction in the NPL ratio was fueled by a drop in NPL volumes.

•	Mibanco, where the NPL Ratio rose 91 bps, spurred primarily by a contraction in the loan portfolio and to a lesser extent, by growth in NPL volumes.

5.1	Provisions and Cost of Risk
Provisions and Cost of Risk for Total Loans

Loan Portfolio Provisions	Quarter			% change		Up to		% change
S/ 000	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Gross provision for credit losses on loan portfolio	(1,008,750)	(1,193,548)	(981,870)	-17.7%	-2.7%	(2,696,980)	(3,085,607)	14.4%
Recoveries of written-off loans	91,108	100,177	113,789	13.6%	24.9%	248,089	309,456	24.7%
Provision for credit losses on loan portfolio, net of recoveries	(917,642)	(1,093,371)	(868,081)	-20.6%	-5.4%	(2,448,891)	(2,776,151)	13.4%
Cost of risk (1)	2.5%	3.0%	2.4%	-64 bps	-15 bps	2.2%	2.6%	35 bps
(1) Provisions for credit losses on loan portfolio, net of annualized recoveries / Average Total Loans. Provisions include the impact of the reversals of provisions for “El Niño” Phenomenon in 1Q24.

QoQ, provisions fell 20.6%, driven primarily by BCP Stand-alone and Mibanco. At BCP Stand-alone, the drop in provisions was attributable mainly to an improvement in payment performance in Retail Banking. In Consumer and Credit Cards, provisions fell after (i) the weight of newer and healthier vintages post-May 2023 within the loan portfolio rose, (ii) rescheduling efforts were ramped up in the last quarter, and (iii) debt repayments rose in a context marked by higher liquidity across the financial system. In SME-Pyme, the contraction in provisions reflected mainly the fact that newer and healthier vintages increased their weight within total loans, and less refinancing was granted. This evolution was partially offset by Wholesale Banking, where expectations of recovering loans already in default declined. At Mibanco, the drop in provisions was driven mainly by improvements in debt collection management, which focus on (i) improvements in our contact points with clients (ii) optimization of assignment of clients to collections channels and (iii) increases in the number of recovery officers. In this context, the CofR dropped 64 bps QoQ to stand at 2.4%.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

05. Portfolio Quality and Provisions

YoY, provisions fell 5.4%, fueled by BCP Stand-alone and Mibanco. At BCP Stand-alone, the reduction was driven by (i) Consumer and SME- Pyme, due to the same dynamics seen QoQ; and (ii) Mortgage, where payment performance improved after personal liquidity levels rose. This evolution was partially offset by Wholesale Banking, which was impacted by a base effect generated by high reversal levels in 3Q23. At Mibanco, the reduction was driven by the same dynamics seen QoQ. In this context, the CofR fell 15 bps YoY to stand at 2.4%.

YTD, if we isolate the effect of a reversal for the El Niño Phenomenon in 1Q24, provisions rose 25.8%, fueled mainly by BCP Stand-alone. This growth was driven primarily by weakening in the payment capacity and deterioration in payment performance in SME-Pyme and Credit Cards, which accentuated in the first semester of 2024, and by a base effect associated with a higher reversal levels in Wholesale Banking.
Cost of Risk by Subsidiary (1)

Based on the aforementioned and isolating the impact of the reversal for the El Niño Phenomenon in 1Q24, the CofR rose 59 bps YTD to stand at 2.8%.

QoQ Cost of Risk Evolution
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.
 YoY Cost of Risk Evolution
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.
YTD Underlying Cost of Risk Evolution* (*) It excludes the reversals of provisions for “El Niño” Phenomenon in 1Q24. (1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

Coverage Ratio of NPLs (in Quarter-end balances)
Loan Portfolio Quality and Delinquency Ratios	As of			% change
S/ 000	Sep 23	Jun 24	Sep 24	QoQ	YoY
Total loans (Quarter-end balance)	145,129,260	146,946,546	142,568,785	-3.0%	-1.8%
Allowance for loan losses	8,056,216	8,350,024	8,250,023	-1.2%	2.4%
Non-performing loans (NPLs)	8,659,443	8,785,896	8,360,155	-4.8%	-3.5%
Allowance for loan losses over Total loans	5.6%	5.7%	5.8%	11 bps	24 bps
Coverage ratio of NPLs	93.0%	95.0%	98.7%	364 bps	565 bps

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

05. Portfolio Quality and Provisions

Allowance for loan losses
(in S/ millions)

(1) Others include Mibanco Colombia, ASB and eliminations.
QoQ, the accumulated provisions balance fell 1.2%, driven mainly by Mibanco and secondarily by Consumer at BCP Stand-alone.
YoY, the accumulated provisions balance rose 2.4%, fueled primarily by SME-Pyme, Credit Cards and Mortgage at BCP Stand-alone.

NPL Coverage Ratio
The total NPL Coverage Ratio reached 98.7% at the end of 3Q24. If we exclude the volume of NPLs in the Government Program portfolio, the ratio stood at 101.9%.

QoQ
The total NPL Coverage Ratio at Credicorp rose 364 bps, driven by the evolution at BCP Stand-alone and Mibanco. Next, we analyze this evolution by isolating the impact of NPL loans in the Government Program Portfolio, which are equipped with ample coverage and are being honored satisfactorily.

QoQ, the NPL Coverage Ratio at BCP Stand-alone, excluding Government Program loans, rose 413 bps to stand at 100.7%. This evolution was fueled mainly by a drop in NPLs in Wholesale Banking and Credit Cards. The NPL coverage ratio at Mibanco, excluding Government Program loans, increased 386 bps to stand at 101.6%. This evolution was driven by a reduction in the NPL portfolio, explained earlier.

YoY
The Total NPL Coverage Ratio at Credicorp rose 565 bps YoY, fueled mainly by the evolution at BCP Stand-alone. Next, we will analyze this evolution by isolating the impact of NPLs in the Government Program portfolio.

YoY, the NPL Coverage Ratio at BCP Stand-alone, excluding Government Program loan, increased 227 bps, driven mainly by an uptick in the allowance for loan losses in SME-Pyme and Credit Cards.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

06	Other Income

Other income contracted 2.4% QoQ as regulatory changes impacted the foreign transfers service business at BCP Bolivia.
In this context, we exclude BCP Bolivia to analyze the underlying recurring dynamics of Other Income evolution.
QoQ, Other Core Income rose 3.8%. Growth was driven primarily by BCP Stand-alone, which registered an uptick in the use of debit and credit cards and growth in transactions through Yape. Additionally, Other Non-Core Income dropped 13.6% QoQ, driven by a reduction in non-operating income at BCP Stand-alone fueled by a base effect related to a property sale from last quarter.
YoY, Other Core Income rose 18.7% fueled by (i) an increase in transactions at BCP Stand-alone, driven by Yape and core transactional services, and (ii) expansion in the volume of FX transactions via retail and wholesale banking. Additionally, Other Non-core Income rose 13.4% due to a Net gain on Securities generated by trading results at Credicorp Capital.
YTD, Other Core Income rose 14.6% driven by the dynamics seen QoQ and YoY and Other non-core income increase 8.3% fueled by the dynamics seen YoY.

6.1.	Other Core Income
Other Core Income	Quarter			% Change		Up to		% Change
S/ (000)	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Fee income	975,955	1,148,830	1,108,314	-3.5%	13.6%	2,818,286	3,319,645	17.8%
Net gain on foreign exchange transactions	208,620	217,896	172,998	-20.6%	-17.1%	668,079	557,163	-16.6%
Total other income Core	1,184,575	1,366,726	1,281,312	-6.2%	8.2%	3,486,365	3,876,808	11.2%
Other Core income contracted 6.2% QoQ as regulatory changes impacted the foreign transfers service business at BCP Bolivia.

In this context, we exclude BCP Bolivia to analyze the underlying recurring dynamics of Other Core Income evolution.

If we exclude the impact of BCP Bolivia’s operations, Other Core Income evolved as follows:

•	QoQ, Other Core Income rose 3.8% spurred by Fee income growth (+4.4%) and to a lesser extent by Gains on FX transactions growth (+1.9%); both mainly driven by BCP Stand-alone.

•
YoY and YTD, growth stood at 18.7% and 14.6% respectively. This growth was driven primarily by an increase in Fee income at BCP Stand-alone and to a lesser extent, by an increase in the Gain on FX Transactions at BCP Stand-alone, which was driven by transactions via retail and wholesale, coupled with an uptick in the margin in the wholesale business.

Fee Income by Subsidiary
Net Fee Income by Subsidiary	Quarter			% Change		Up to		% Change
(S/ 000)	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
BCP Stand-Alone	757,688	812,504	879,995	8.3%	16.1%	2,179,125	2,463,962	13.1%
BCP Bolivia	84,941	152,567	67,939	-55.5%	-20.0%	230,102	374,475	62.7%
Mibanco	26,550	21,773	18,412	-15.4%	-30.7%	86,225	64,358	-25.4%
Mibanco Colombia	12,670	11,043	12,333	11.7%	-2.7%	32,468	34,626	6.6%
Pacífico	-2,415	-2,488	-3,218	29.3%	33.3%	-9,045	-8,905	-1.5%
Prima	85,485	99,102	90,748	-8.4%	6.2%	263,389	284,378	8.0%
ASB	16,428	15,485	15,760	1.8%	-4.1%	48,560	48,307	-0.5%
Credicorp Capital	110,754	153,482	141,657	-7.7%	27.9%	333,812	423,287	26.8%
Eliminations and Other (1)	-116,146	-114,638	-115,312	0.6%	-0.7%	-346,350	-364,843	5.3%
Total Net Fee Income	975,955	1,148,830	1,108,314	-3.5%	13.6%	2,818,286	3,319,645	17.8%
(1) Correspond mainly to the eliminations of bancassurance between Pacífico, BCP, and Mibanc
If we exclude the transactions at BCP Bolivia, Fee income evolved as follows:
QoQ, Fee income rose 4.4%, driven primarily by growth in the total fee level at BCP Stand-alone, which will be explained in the next chapter. This growth was partially offset by a decrease in fee income at Credicorp Capital, which was driven by a base effect through its discontinued Corporate Finance Business Unit in Colombia.
YoY, 16.8% growth was fueled mainly by growth in the fee volume at BCP Stand-alone, which will be described in the next chapter, and, to a lesser extent, due to expansion in the fee volume at Credicorp Capital, which was driven by the Wealth Management and Asset Management businesses.
YTD, growth stood at 14.6%, fueled by the same dynamics as those seen YoY.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

06. Other Income

Fee Income at BCP Stand-alone

Composition of Fee Income at BCP Stand-alone (*)
BCP Stand-alone Fees	Quarterly			% Change		Up to		% Change
(S/ 000,000)	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Payments and transactionals (1)	335.6	333.3	376.5	13.0%	12.2%	979.5	1,050.1	7.2%
Yape	39.1	70.2	96.4	37.3%	146.2%	47.8	222.7	365.6%
Liability accounts (2)	178.2	189.9	198.0	4.3%	11.1%	538.2	567.2	5.4%
Loan Disbursement (3)	89.5	101.0	96.1	-4.9%	7.4%	276.3	287.1	3.9%
Off-balance sheet	55.7	55.0	56.5	2.7%	1.6%	174.5	168.9	-3.2%
Insurances	33.0	34.7	33.9	-2.3%	2.9%	94.6	102.3	8.1%
ASB	9.9	17.5	12.7	-27.7%	28.4%	28.2	39.7	40.8%
Others (4)	17.7	10.8	9.9	-8.7%	-44.2%	40.9	26.0	-36.4%
Total	758.5	812.5	880.0	8.3%	16.0%	2,180.0	2,464.0	13.0%
(*) This table corresponds to management numbers.
(1)	Corresponds to fees from credit and debit cards; payments and collections. It is not comparable with the same line of previous reports given the change in details.
(2)	Corresponds to fees from Account maintenance, interbank transfers, national money orders, and international transfers.
(3)	Corresponds to fees from retail and wholesale loan disbursements.
(4)	Use of third-party networks, other services to third parties, and Commissions in foreign branches.

QoQ, Fee income at BCP Stand-alone rose 8.3%, spurred by growth in:
•
Payment and services, which represented 64% of the growth in fee volume, driven by an uptick in the use of debit cards (24.6%) and credit cards (21.4%) due to seasonality in July, and an increase in personal liquidity.

•	Yape, which accounted for 39% of the growth in the fee income, led by Yape Businesses, where affiliate numbers grew after its launch earlier this year, service payments, and merchant fee.
YoY, Fee income rose 16.0%, driven mainly by growth in:
•	Yape, which accounted for 47% of the growth registered for fee income, fueled by growth from bill payments, merchant fee and mobile top-ups.
•	Payment and services, which represented 19% of the expansion registered for the fee volume, driven by the dynamics seen QoQ.
•	Liability and transaction accounts, due to growth in the volume of interbank and foreign transfers.

YTD, fee income rose 13.0% at BCP Stand-alone, driven by the same dynamics seen YoY.

6.2 Other Non-Core Income
Other Non-Core Income	Quarter			% Change		Up to		% Change
S/ (000)	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Net gain on securities	53,591	92,711	120,033	29.5%	124.0%	192,230	274,489	42.8%
Net gain from associates (1)	32,056	28,728	35,600	23.9%	11.1%	82,957	96,623	16.5%
Net gain on derivatives held for trading	38,545	41,748	93,801	124.7%	143.4%	48,646	175,533	260.8%
Net gain from exchange differences	4,564	-7,933	-6,139	-22.6%	-234.5%	30,523	-19,693	-164.5%
Other non-financial income	89,272	139,499	96,675	-30.7%	8.3%	328,281	338,395	3.1%
Total Other Non-Core Income	218,028	294,753	339,970	15.3%	55.9%	682,637	865,347	26.8%
(1) Includes gains on other investments, which are mainly attributable to the Banmedica result.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

06. Other Income

Other Non-Core Income
QoQ evolution
(Thousands of soles)

Other Non-Core Income
YoY evolution
(Thousands of soles)

Other Non-Core Income
YTD evolution
(Thousands of soles)

(1) Others: includes Grupo Crédito, Credicorp Individual, eliminations and others.
If we exclude BCP Bolivia’s operations, the Other Non-Core Income lines show the following dynamics:

QoQ, Other Non-Core Income dropped 13.6%, driven primarily by:
•
Universal Banking: fueled by a base effect from last quarter, which impacted (i) Other Non-operating Income due to a property sale and (ii) Net gain on Securities, spurred by a revaluation of the trading portfolio.

YoY, Other Non-Core Income rose 13.4% attributable to:
•
Investment Management and Advisory: growth in Net gain on Securities, which was fueled mainly by successful trading strategies in Capital Markets and to a lesser extent, by a revaluation of seed capital in Asset Management.

This expansion was partially offset by a drop in Net gain on Exchange Rate Differences at Pacífico, which was driven by a base effect fueled by a regularization of differences in exchange rate.

YTD, Other Non-Operating Income rose 8.3%, driven mainly by:
•
Investment Management and Advisory: growth in (i) Net Gain on Securities, fueled by the same drivers as those seen YoY and (ii) an expansion in the Net Gain on Derivatives Held for Trading in ASB and Credicorp Capital, due to positive returns on their derivatives strategies.

The growth described above was offset by a drop in Other Non-Operating Income at BCP Stand- alone, via the same dynamics seen QoQ.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

07	Insurance Underwriting Result

QoQ, the Insurance Underwriting Result dropped 7.5%. This evolution was driven primarily by (i) deterioration in the Reinsurance Result, which was fueled primarily by the P & C business and (ii) growth in Insurance Service Expenses, mainly via Credit Life, which reported an uptick in claims. It is worth mentioning that, in lines of business terms, this drop was driven by the higher claims recorded in Life, particularly in Credit Life. YoY, the Insurance Underwriting Result declined 11.8%, due to (i) deterioration in the Reinsurance Result, primarily via P & C, and (ii) an increase in Insurance Service Expenses in P & C and in AMED in particular. YTD, the Insurance Underwriting Result dropped 4.1%, driven mainly by a downturn in the Reinsurance Result, which was fueled primarily by P & C. In lines of business terms, this drop was driven by the higher claims recorded in Life, particularly in Credit Life.

Insurance Underwriting Results		Quarterly			% change		As of		% change
S/ 000		3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Total	Income from Insurance Services	923.7	909.1	940.9	3.5%	1.9%	2823.5	2788.0	-1.3%
	Expenses for Insurance Services	(505.4)	(496.1)	(514.7)	3.8%	1.8%	-1601.0	-1487.1	-7.1%
	Reinsurance Results	(87.4)	(97.5)	(134.4)	37.8%	53.9%	-298.7	-414.6	38.8%
	Insurance Underwriting Result	330.9	315.5	291.8	-7.5%	-11.8%	923.8	886.3	-4.1%
P&C	Income from Insurance Services	404.6	443.3	471.1	6.3%	16.4%	1244.9	1382.8	11.1%
	Expenses for Insurance Services	(256.2)	(302.0)	(278.1)	-7.9%	8.6%	-814.9	-818.0	0.4%
	Reinsurance Results	(64.3)	(75.6)	(120.4)	59.3%	87.2%	-216.3	-348.6	61.2%
	Insurance Underwriting Result	84.2	65.8	72.6	10.4%	-13.7%	213.8	216.2	1.2%
Life	Income from Insurance Services	487.1	456.1	453.0	-0.7%	-7.0%	1498.3	1347.2	-10.1%
	Expenses for Insurance Services	(243.3)	(205.3)	(234.5)	14.2%	-3.6%	-771.2	-671.8	-12.9%
	Reinsurance Results	(17.3)	(18.0)	(9.4)	-48.0%	-45.8%	-68.5	-51.7	-24.6%
	Insurance Underwriting Result	226.6	232.8	209.1	-10.2%	-7.7%	658.6	623.8	-5.3%
Crediseguros	Income from Insurance Services	33.9	16.0	23.5	47.0%	-30.7%	86.5	73.9	-14.6%
	Expenses for Insurance Services	(11.3)	5.9	(7.1)	-219.6%	-37.0%	-27.7	-12.7	-54.1%
	Reinsurance Results	(7.6)	(10.1)	(11.2)	11.1%	47.2%	-20.9	-29.8	42.8%
	Insurance Underwriting Result	15.0	11.8	5.2	-56.3%	-65.7%	37.9	31.3	-17.3%

QoQ and YoY, the Insurance Underwriting Result dropped 7.5% and 11.8%, respectively due to a deterioration in the Reinsurance Underwriting Result (+37.8% and +53.9%, respectively) and an increase in Insurance Service Expenses (+3.8% y +1.8%, respectively). This evolution was partially attenuated by growth in Insurance Service Income (+3.5% y +1.9%, respectively). YTD, the Insurance Underwriting Result dropped -4.1%. This evolution was primarily attributable to a deterioration in the Reinsurance Result (+38.8%) and a drop in Insurance Service Income (-1.3%). The aforementioned was partially offset by a decrease in Insurance Service Expenses (-7.1%).
P & C

Insurance Service Income

Insurance Service Expenses

QoQ, the Insurance Underwriting Result increased 10.4%. The following dynamics drove this evolution:
•	Insurance Service Income rose 6.3%, given that premiums allotted for the period1 rose in P & C Risks, particularly in the Card Protection and Mortgage products.

1 Premiums allotted for the period = Direct premiums + change of RRC + Fees

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

07. Insurance Underwriting Result

•
Insurance Service Expenses dropped 7.9%. This dynamic is attributable to P&C Risks, and particularly to the Aviation product, where a base effect was recorded, as particularly high claims were recorded in 2Q24.

•
The Reinsurance Result deteriorated, primarily due to the evolution in P & C Risks, which was impacted by a base effect given that in 2Q24, the level of claims recovered from the reinsurer was particularly high in the Aviation product.

YoY, the Insurance Underwriting Result dropped 13.7%. The following dynamics were noteworthy:
•	Insurance Service Income increased 16.4%, driven by an increase in premiums allocated to the period in P & C, which reflected growth in premium turnover in Third-Party Liability and Card Protection.
•	Insurance Service Expenses rose 8.6%, fueled primarily by Medical Assistance, which registered growth in expenses for claims in a context marked by higher average costs and growth in the IBNR reserve.
•	The Reinsurance Result deteriorated primarily in P & C, driven by growth in ceded premiums.

YTD, the Insurance Underwriting Result rose 1.2%, spurred by an increase in Insurance Service Income in P & C in particular

Life Insurance

Insurance Service Income	Insurance Service Expenses

-10.1%
1,498
63
107
611
468
249
1,347
30
112
454
489
258
-7.0%
-0.7%
487
35
21
200
148
83
456
37
12
148
177
80
453
38
7
151
164
91
3T23
2T24
3T24
Set 23
Set 24

QoQ, the Insurance Underwriting Result dropped 10.2%. The following dynamics were noteworthy:
•
Insurance Service Income dropped 0.7%, driven mainly by Credit Life and via a drop in premiums allocated to the period and distributed primarily through bancassurance. This evolution was partially offset by an increase in income through Group Life and D & S.

•	Insurance Service Expenses increased 14.2%, fueled primarily by Credit Life, which reported an increase in expenses for claims in a context marked by growth in claims frequency.
•	The Reinsurance Result improved, driven mainly by Credit Life, which reported an uptick in claims recovered from the reinsurer.
YoY, the Insurance Underwriting Result dropped 7.7%, fueled by the following dynamics:
•
Insurance Service Income dropped 7.0%. This reduction was driven mainly by D & S and reflected a drop in the rate and tranche awarded under SISCO VII compared to the terms secured under SISCO VI. This was partially offset by Credit Life, which reported growth in premiums allotted to the period and distributed mainly through bancassurance.

•
Insurance Service Expenses declined 3.6% mainly through D & S, in line with a decrease in the tranches obtained through the new SISCO VII contract. This result was partially attenuated by the evolution at Credit Life, which reported an increase in expenses for claims.

•	The Reinsurance Result improved, driven primarily by growth in claims recovered from the reinsurer in Individual Life and by a drop in ceded premiums in D & S.
YTD, the Insurance Underwriting Result dropped 5.3%, driven by a decrease in Insurance Service Income, particularly in the D & S line.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

08 Operating Expenses

Operating expenses increased 8.2% YTD, driven primarily by core businesses at BCP Stand-alone and disruptive initiatives at the Credicorp level. Core business expenses at BCP rose due to: (i) an increase in headcount in the traditional business and the hiring of new, more specialized digital talent; and (ii) a rise in the administrative expense, led by expenses for cloud use, which rose alongside growth in transactions among increasingly digitalized clients. Expenses for disruptive initiatives at Credicorp rose 28.1%, driven primarily by Yape, where IT expenses rose due to higher transactions and new product development

Total Operating Expenses
Operating expenses	Quarter			% change		Up to		% change
S/ 000	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Salaries and employees benefits	1,061,402	1,141,823	1,155,966	1.2%	8.9%	3,145,695	3,404,858	8.2%
Administrative, general and tax expenses	1,007,894	1,017,707	1,047,386	2.9%	3.9%	2,714,000	2,953,676	8.8%
Depreciation and amortization	159,761	172,204	179,495	4.2%	12.4%	481,389	526,845	9.4%
Association in participation	14,634	9,200	6,414	-30.3%	-56.2%	43,988	24,461	-44.4%
Operating expenses	2,243,691	2,340,934	2,389,261	2.1%	6.5%	6,385,072	6,909,840	8.2%
The analysis of expenses will focus on YTD movements to eliminate the impact of seasonality across quarters.

Operating expenses rose 8.2% YTD due to:

•
An increase in expenses for Salaries and Employee Benefits, which was driven primarily by growth in the headcount and hiring of specialized IT personnel; followed by higher provisions for variable compensation.

•	Growth in administrative and general expenses over the period was fueled by higher transactions through digital channels, which generated more expenses for cloud use and other IT-related activities.

Administrative and General Expenses

Administrative and general expenses	Quarter			% change		Up to		% change
S/ 000	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
IT expenses and IT third-party services	271,304	294,997	287,372	-2.6%	5.9%	768,584	865,274	12.6%
Advertising and customer loyalty programs	171,902	204,156	199,111	-2.5%	15.8%	481,690	527,836	9.6%
Taxes and contributions	65,606	94,448	90,080	-4.6%	37.3%	171,236	277,415	62.0%
Audit Services, Consulting and professional fees	112,480	75,845	101,570	33.9%	-9.7%	231,375	236,407	2.2%
Transport and communications	57,518	60,225	62,568	3.9%	8.8%	165,991	176,857	6.5%
Repair and maintenance	44,084	34,598	36,316	5.0%	-17.6%	107,429	103,552	-3.6%
Agents' Fees	29,310	29,375	29,957	2.0%	2.2%	83,209	86,720	4.2%
Services by third-party	45,426	35,950	36,689	2.1%	-19.2%	100,598	101,054	0.5%
Leases of low value and short-term	27,754	31,002	26,378	-14.9%	-5.0%	78,152	87,845	12.4%
Miscellaneous supplies	27,091	24,700	23,552	-4.6%	-13.1%	87,921	66,905	-23.9%
Security and protection	16,064	16,544	16,909	2.2%	5.3%	47,857	49,356	3.1%
Subscriptions and quotes	14,391	24,220	18,349	-24.2%	27.5%	43,501	59,741	37.3%
Electricity and water	13,592	13,614	11,857	-12.9%	-12.8%	40,043	37,207	-7.1%
Electronic processing	9,959	6,016	7,578	26.0%	-23.9%	28,480	21,342	-25.1%
Insurance	38,034	7,370	28,296	283.9%	-25.6%	51,806	40,838	-21.2%
Cleaning	5,930	5,629	5,761	2.3%	-2.8%	16,555	17,134	3.5%
Others	57,449	59,018	65,043	10.2%	13.2%	209,573	198,193	-5.4%
Total	1,007,894	1,017,707	1,047,386	2.9%	3.9%	2,714,000	2,953,677	8.8%
Administrative and general expenses rose 8.8% YTD. This growth was over a particularly low base in 2Q23. The increase registered in the operating expense was driven by an increase in expenses for IT and system outsourcing at BCP as well as by disruptive initiatives at the Credicorp level.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

08. Operating Expenses
Operating Expenses for Core Businesses and Disruption (1)

Operating Expenses	Quarter			% change		Up to		% change
S/ 000	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Core Business BCP	1,232,663	1,302,494	1,316,399	1.1%	6.8%	3,622,682	3,821,327	5.5%
Core Business Mibanco	302,729	295,728	315,089	6.5%	4.1%	901,634	915,206	1.5%
Core Business Pacifico	79,355	75,397	64,306	-14.7%	-19.0%	216,331	215,877	-0.2%
Disruption (2)	235,311	283,966	295,848	4.2%	25.7%	644,925	826,431	28.1%
Others (3)	393,633	383,349	397,619	3.7%	1.0%	999,500	1,130,999	13.2%
Total	2,243,691	2,340,934	2,389,261	2.1%	6.5%	6,385,072	6,909,840	8.2%
(1)	Management figures.
(2)	Includes disruptive initiatives at the subsidiaries and Krealo.
(3)	Includes Credicorp Capital, ASB, Prima, BCP Bolivia, Mibanco Colombia, and other entities within the Group.

The 8.2% YTD increase in operating expenses was attributable to the Core business at BCP and our disruptive initiatives, which accounted for 37.9% and 34.6% of YTD growth respectively.

The uptick in expenses for the core business at BCP was driven by:

•	Expenses for the core business, excluding IT
•	Growth in salaries and employee benefits, driven by an uptick in headcount and in provisions for variable compensation, which was triggered by higher results.
•	Technology Expenses (IT)
•
Growth in expenses for server use, which reflected growth in the volume of transactions via an uptick in transactionality through digital channels among increasingly digitalized clients. Total monetary transactions and transactions through digital channels increased 89.0% and 113.7%, respectively.

•	More specialized personnel with digital capacities were hired with higher average salaries, in line with the execution of strategic projects.
Disruptive expenses represented 12.0% of total expenses and rose 28.1% YTD. These expenses correspond primarily to disruptive initiatives such as Yape, where higher transactionality and new product development generate IT-related expenses. YTD, Yape, Culqui and Tenpo were the main consumers of expenses, representing 71% of total expenses for disruptive initiatives.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

09 Operating Efficiency

The efficiency ratio improved 50 bps YTD, after income growth outpaced the expansion registered for expenses. This evolution was attributable to an uptick in core income which was driven by (i) growth in net interest income, via a positive pricing effect on loans and by (ii) an improvement in fee income, which was led by Yape and core transactional business.

Efficiency Ratio (1) reported by subsidiary
Subsidiary	Quarter			% change		As of		% change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
BCP	39.2%	38.2%	37.6%	-60 bps	-160 bps	37.8%	37.4%	-40 bps
BCP Bolivia	65.3%	58.2%	80.3%	2210 bps	1500 bps	62.1%	64.3%	220 bps
Mibanco Perú	51.4%	51.0%	54.2%	320 bps	280 bps	52.6%	52.8%	20 bps
Mibanco Colombia	86.0%	78.9%	72.0%	-690 bps	-1390 bps	89.1%	78.6%	-1050 bps
Pacífico	24.7%	27.5%	25.5%	-200 bps	80 bps	24.2%	26.9%	270 bps
Prima AFP	51.6%	52.2%	50.7%	-140 bps	-90 bps	50.3%	51.1%	80 bps
Credicorp	46.3%	44.9%	45.2%	29 bps	-112 bps	45.1%	44.6%	-50 bps
(1) Operating expenses / Operating income (under IFRS 17). Operating expenses = Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost. Operating income = Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates +Net gain on derivatives held for trading + Net gain from exchange differences + Net Insurance Underwriting Results

Our analysis will focus on YTD movements to eliminate the impact of seasonality between quarters.

The efficiency ratio improved 50 bps YTD. This evolution was driven mainly by growth in core income, which rose on the back of a higher net interest income, and by an uptick in fee income, which reflects an increase in the use of digital channels and Yape in particular. Expansion in income was supported by controlled spending.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

10 Regulatory Capital

Regulatory Capital Ratio stood 1.43 times above the regulatory limit.
The IFRS CET1 ratio at BCP Stand-alone increased 38bps YoY to stand at 13.42%, driven by growth in the balance of Retained Earnings (+19.0%) and partially offset by an uptick in the RWA level (+3.4%)
The IFRS CET1 ratio at Mibanco rose 38 bps YoY, situating at 17.94%. The drop in the RWA level (-9.7%), which was offset by a decrease in Retained Earnings (-86.2%), drove the dynamic.

10.1	Regulatory Capital at Credicorp

Capital analysis of Financial Group.

In 2022, the Superintendency of Banking, Insurance, and AFP (SBS) established the legal bases to align the country’s regulatory framework with the capital standards set by Basel III. The entity issued resolutions that modified both the structure and composition of regulatory capital and capital requirements for companies in the financial system. Most of these changes were implemented beginning of 2023. For more details, we suggest you refer to our 1Q23 Quarterly Report.

In 2024, with the objective to continue aligning local regulation with Basel III, the SBS modified the structure and composition of Total Regulatory Capital for financial conglomerates. These changes included incorporating the following elements in the calculation of Total Regulatory Capital: (i) Retained Earnings1 and (ii) Unrealized Gains/Losses2, as well as deductions of Net Intangible Assets & DTAs.
Additionally, two minimum capital requirements have been included: minimum required for Common Equity Tier 1 Capital (CET 1) and minimum Tier 1 Total Regulatory Capital (Tier 1).
•	Minimum required for CET 1: 45% of Credicorp’s capital requirement and 100% of the conservation, economic cycle and risk concentration buffers.
•	Minimum required for Tier 1: 60% of Credicorp’s capital requirement and 100% of the conservation, economic cycle and risk concentration buffers.

Regarding Credicorp, at the end of 3Q24, the Regulatory Capital Ratio stood 1.43 times above the minimum required, which attests our financial strength and stability.The ratio increased 10 bps QoQ driven by an increase in Subordinated Debt, related to an issuance in BCP, and an increase in Retained Earnings, particularly at BCP. This growth was partially offset by a drop in Discretionary Reserves related to the special dividend declared this quarter. It is important to note that BCP and Mibanco have not yet declared their respective special dividend.

Regulatory Tier 1 rose to 1.79 times (+9 bps) while Common Equity Tier 1 stood at 2.20 (+11 bps), both ratios are above the minimum required. Growth in both ratios was driven by the same dynamics that fueled an uptick in the Total Regulatory Capital Ratio.

1 Includes Accumulated Earnings solely from Financial Entities Supervised by the SBS, according to the current regulation.

2 Includes Unrealized Losses attributable to Available-For-Sale Investments in debt instruments issued by the Peruvian Government, other Governments with Investment Grade Ratings, the Peruvian Central Bank and other instruments, in accordance with current regulation.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

10. Regulatory Capital

10.2	Analysis of Capital at BCP Stand-alone

The IFRS CET 1 Ratio at BCP Stand-alone rose 137 bps QoQ and closed 3Q24 at 13.42%. This figure stands above our internal appetite of 11%, and the increase was attributable to an uptick in the Retained Earnings balance. The drop in the RWA level, which was fueled by a loan contraction, also drove this dynamic. YoY, the IFRS CET 1 ratio increased 38 bps, driven by growth in the balance for Retained Earnings. This evolution was offset by an uptick in the RWA level through growth in operational RWAs, which was associated with an increase in the bank’s margin.

Finally, under the parameters of current regulations, the Global Capital Ratio situated at 18.96% (+272 bps QoQ). This ratio is well above the minimum required by the regulator 13.12% to September 2024, which reflects our prudent approach to solvency management. The QoQ evolution of this ratio was driven by an increase in Subordinated Debt via an issuance in September and to an uptick in the Retained Earnings balance. The YoY increase of this ratio was driven by the same dynamics as those in play for IFRS CET 1.

The local CET 1 ratio stood at 13.25%, well above the minimum requirement of 6.90% to September 2024.

10.3	Analysis of Capital at Mibanco

At the end of 3Q24, the IFRS CET 1 Ratio at Mibanco stood at 17.94% (+122 bps QoQ), which is above our internal appetite of 15%. This increase was attributable to a reduction in the RWA level, which was driven by a contraction in loans after stricter lending guidelines were enacted. The increase registered in Retained Earnings also fueled the evolution of this quarter’s IFRS CET 1 result. YoY, this ratio increased 38 bps due to a drop in the RWA level, which was fueled by the same dynamics in play in the QoQ analysis. This reduction was offset by a decrease in the Retained Earnings balance.

The Global Capital Ratio at Mibanco stood at 20.22% (127 bps QoQ), which is significantly above the regulatory entity’s minimum requirement of 13.85%. The variation between periods was driven by the same dynamics as those seen for IFRS CET 1. The local CET 1 ratio stood at 17.85%, well above the 6.90% required by the regulatory entity as of September 2024.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

11  Economic Outlook

In 3Q24, the Peruvian economy is expected to have grown around 3.5% YoY. Primary sectors are estimated to have slowed down to 1.6% YoY, mainly affected by the decline in the fishing and agriculture sector, while non-primary sectors are projected to have expanded approximately 4.1% YoY, driven by services and non-primary manufacturing.

The annual inflation rate continued to slow, closing the quarter at 1.8% YoY (2.3% YoY in 2Q24). In October, the BCRP decided to hold its reference rate at 5.25%, after August and September cuts.

According to the BCRP, the exchange rate closed at USDPEN 3.71 in 3Q24, appreciating 3.3% compared to the end of 2Q24. It remained stable compared to the end of 2023.

Peru: Economic Forecast

Peru	2019	2020	2021	2022	2023	2024 (4)	2025 (4)
GDP (US$ Millions)	232,447	205,689	225,433	244,465	267,346	281,380	296,368
Real GDP (% change)	2.2	(10.9)	13.4	2.7	(0.6)	3.0	2.8
GDP per capita (US$)	7,234	6,304	6,824	7,320	7,927	8,251	8,612
Domestic demand (% change)	2.2	(9.6)	14.5	2.4	(2.1)	3.5	2.7
Gross fixed investment (as % GDP)	22.5	21.0	25.1	25.2	22.9	23.0	23.0
Financial system loan without Reactiva (% change) (1)	6.4	(4.3)	12.6	9.7	2.8	2.0	5.5
Inflation, end of period(2)	1.9	2.0	6.4	8.5	3.2	2.4	2.5
Reference Rate, end of period	2.25	0.25	2.50	7.50	6.75	5.00	4.25
Exchange rate, end of period	3.31	3.62	3.99	3.81	3.71	3.75	3.75
Exchange rate, (% change) (3)	1.8%	-9.3%	-10.3%	4.5%	2.7%	-1.2%	0.0%
Fiscal balance (% GDP)	-1.6	-8.9	-2.5	-1.7	-2.8	-3.5	-2.4
Public Debt (as % GDP)	26.6	34.6	35.8	33.9	32.9	34.0	34.0
Trade balance (US$ Millions)	6,879	8,102	15,115	10,166	17,678	21,000	22,000
(As % GDP)	3.0%	3.9%	6.7%	4.2%	6.6%	7.5%	7.4%
Exports	47,980	42,826	63,114	66,167	67,518	72,000	74,500
Imports	41,101	34,724	47,999	56,001	49,840	51,000	52,500
Current account balance (As % GDP)	-0.6%	0.9%	-2.1%	-4.0%	0.8%	1.5%	1.0%
Net international reserves (US$ Millions)	68,316	74,707	78,495	71,883	71,033	78,000	76,000
(As % GDP)	29.4%	36.3%	34.8%	29.4%	26.6%	27.7%	25.6%
(As months of imports)	20	26	20	15	17	18	17

Sources: INEI, BCRP y SBS.
(1) Financial System, Current Exchange Rate
(2) Inflation target: 1% - 3%
(3) Negative % change indicates depreciation.
(4) Grey area indicate estimates by BCP Economic Research as of October 2024

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

11. Economic Outlook

Main Macroeconomic Variables

Gross Domestic Product (Annual Real Variations, % YoY)
In 3Q24, the cyclical recovery of the economy, evident throughout the year, continued. GDP is estimated to have grown around 3.5% YoY, similar to the print in 2Q24. The primary sectors are estimated to have slowed to 1.6% YoY, mainly affected by the decline in the fishing sector following the end of the first anchovy fishing season in the north-central region of the country in July, and the contraction of the agricultural sector. Meanwhile, growth in the non-primary sectors is estimated to have accelerated to 4.1%, its fastest growth rate in more than two years, with notable performance in the services and non-primary manufacturing sectors.

Annual Inflation and Central Bank Reference Rate (%)
Inflation, measured using the Consumer Price Index of Metropolitan Lima, slowed from 2.3% YoY at the end of 2Q24 to 1.8% at the end of 3Q24, the lowest level in nearly four years, mainly due to a decline in the food and beverage category. Since April, inflation has remained within the Central Reserve Bank of Peru’s (BCRP) target range of 1% to 3%. Meanwhile, core inflation (excluding food and energy) stood at 2.6% YoY in September 2024 (3.1% YoY at the end of Q2 2024), the lowest since September 2021.

At its October meeting, the BCRP decided to hold its reference rate at 5.25%, after cutting the rate by 25 basis points in August and September. Since September 2023, the BCRP has reduced its reference rate by 250 basis points.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

11. Economic Outlook

Fiscal Balance and Current Account Balance
(% of GDP, Quarter)

The annualized fiscal deficit as of September 2024 stood at 4.0% of GDP, marking the fifth consecutive month at this level, compared to 2.8% of GDP in 4Q23. During the same period, in nominal terms, current revenues grew 2.0% YoY, driven by economic recovery and higher export prices, while non-financial expenditures rose by 9.2% YoY due to a 17.9% increase in capital expenditure (mainly public investment). As a percentage of GDP, as of September 2024, revenues stood at 19.1% (end 2023: 19.8%) and non-financial expenditures at 21.7% of GDP (end 2023: 21.0%).

In September, Moody’s affirmed the foreign currency sovereign credit rating at Baa1 (three notches above investment grade) and upgraded the outlook from negative to stable. This decision was based on the adoption of political reforms that alleviate medium-term concerns about institutional stability. S&P assigned a credit rating of BBB-, the lowest investment grade, with a stable outlook, and Fitch rates it at BBB (two notches above investment grade) with a negative outlook.

In November, Fitch also affirmed the foreign currency sovereign credit rating at BBB (two notches above IG) and upgraded the outlook from negative to stable noting that sound policymaking has supported economic recovery this year and preserved broad macro- financial stability.

In terms of external accounts, the 12-month cumulative trade surplus as of August 2024 reached US$ 20.7 billion, a new historical high. During the same period, exports grew by 8.4% YoY to US$ 71.7 billion. Imports remained stable (0.2% YoY) at US$ 51.0 billion, where growth in capital goods imports was offset by declines in consumer goods and industrial inputs.
Terms of trade grew by 11.8% YoY in August 2024, remaining close to their previous historical highs. Export prices rose by 9.2% YoY, driven by higher prices for copper, gold, and silver. The latter two metals have seen significant increases so far this year, with gold reaching an all-time high of US$ 2,749 per ounce in October and silver recording its best price in 12 years (US$ 34.8 per ounce). Meanwhile, import prices fell 2.3% YoY due to lower prices for industrial inputs and food items such as wheat, corn, and soybeans.

Exchange Rate
(PEN per USD)
According to the Central Reserve Bank of Peru (BCRP), the exchange rate closed 3Q24 at USDPEN 3.71, appreciating 3.3% compared to the end of 2Q24 (3.83) and remaining stable compared to the end of 2023. During 3Q24, the BCRP did not intervene in the spot exchange market. It has accumulated sales of USD 318 million for the year, concentrated in the first half.

The weakening of the global dollar, driven by expectations surrounding the start of the Fed’s rate-cutting cycle, led to the appreciation of Latin American currencies in 3Q24, with the exception of the Mexican peso and Colombian peso, which were affected by idiosyncratic factors and the decline in oil prices. Compared to the end of 2Q24, the Brazilian real appreciated 2.6% and the Chilean peso 4.5%, while the Mexican peso depreciated 7.5% and the Colombian peso 1.3%.

Net International Reserves (NIR) closed 3Q24 at US$ 80.4 billion, which topped the US$ 71.4 billion at the end of 2Q24 and the US$ 71.0 billion at the end of 2023. In mid-September 2024, NIR reached a historical high of US$ 83.8 billion. Meanwhile, the BCRP’s foreign exchange position stood at US$ 54.5 billion, which represented an increase of US$ 3.3 billion compared to the end of 2Q 2024.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

•	The occurrence of natural disasters or political or social instability in Peru;
•	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
•	Performance of, and volatility in, financial markets, including Latin-American and other markets;
•	The frequency, severity and types of insured loss events;
•	Fluctuations in interest rate levels;
•	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
•	Deterioration in the quality of our loan portfolio;
•	Increasing levels of competition in Peru and other markets in which we operate;
•	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
•	Changes in the policies of central banks and/or foreign governments;
•	Effectiveness of our risk management policies and of our operational and security systems;
•	Losses associated with counterparty exposures;
•	The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and
•	Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements.
We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12 Appendix

12.1.	Physical Point of Contact	46

12.2.	Loan Portfolio Quality	46

12.3.	Net Interest Income (NII)	50

12.4.	Net Interest Margin (NIM) and Risk Adjusted NIM	50

12.5.	Regulatory Capital	51

12.6.	Financial Statements and Ratios by Business	55

12.6.1.	Credicorp Consolidated	55

12.6.2.	Credicorp Stand-alone	57

12.6.3.	BCP Consolidated	58

12.6.4.	BCP Stand-alone	60

12.6.5.	BCP Bolivia	62

12.6.6.	Mibanco	63

12.6.7.	Prima AFP	64

12.6.8.	Grupo Pacifico	65

12.6.9.	Investment Management and Advisory	67
12.7.	Table of Calculations	68

12.8.	Glossary of terms	69

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix

12.1.	Physical Point of contact

Physical Point of Contact (1) (Units)	As of			Change (units)
	Sep 23	Jun 24	Sep 24	QoQ	YoY
Branches	661	650	648	-2	-13
ATMs	2,677	2,745	2,766	21	89
Agents	11,830	11,835	11,857	22	27
Total	15,168	15,230	15,271	41	103

(1)	Includes Banco de la Nacion branches, which in September 23 were 33, in June 23 were 36 and in September 24 were 36

12.2.	Loan Portfolio Quality

Portfolio Quality Ratios by Segment
Wholesale Banking

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
SME-Pyme

Mortgage

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Consumer

Credit Card

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Mibanco

BCP Bolivia

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.3.	Net Interest Income (NII)
NII Summary

Net interest income	Quarter			% change		Up to		% change
S/ 000	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Interest income	4,819,101	4,935,238	4,995,971	1.2%	3.7%	13,928,453	14,857,135	6.7%
Interest on loans	3,853,361	3,921,374	3,924,222	0.1%	1.8%	11,137,158	11,714,388	5.2%
Dividends on investments	10,464	10,136	13,187	30.1%	26.0%	34,433	34,184	-0.7%
Interest on deposits with banks	289,934	319,829	365,361	14.2%	26.0%	853,764	1,019,649	19.4%
Interest on securities	641,370	657,897	667,195	1.4%	4.0%	1,845,590	2,008,167	8.8%
Other interest income	23,972	26,002	26,006	0.0%	8.5%	57,508	80,747	40.4%
Interest expense	1,565,058	1,466,774	1,405,221	-4.2%	-10.2%	4,338,165	4,371,798	0.8%
Interest expense (excluding Net Insurance Financial Expenses)	1,448,593	1,342,088	1,276,643	-4.9%	-11.9%	3,990,784	3,996,530	0.1%
Interest on deposits	859,659	738,010	677,509	-8.2%	-21.2%	2,314,183	2,195,045	-5.1%
Interest on borrowed funds	325,619	267,285	262,319	-1.9%	-19.4%	861,406	794,488	-7.8%
Interest on bonds and subordinated notes	149,449	200,739	200,801	0.0%	34.4%	481,339	598,170	24.3%
Other interest expense	113,866	136,054	136,014	0.0%	19.5%	333,856	408,827	22.5%
Net Insurance Financial Expenses	116,465	124,686	128,578	3.1%	10.4%	347,381	375,268	8.0%
Net interest income	3,254,043	3,468,464	3,590,750	3.5%	10.3%	9,590,288	10,485,337	9.3%
Risk-adjusted Net interest income	2,336,401	2,375,093	2,722,669	14.6%	16.5%	7,141,397	7,709,186	8.0%
Average interest earning assets	220,724,334	227,161,179	231,316,507	1.8%	4.8%	222,362,151	229,452,866	3.2%
Net interest margin (1)	6.11%	6.33%	6.43%	10 bps	32 bps	5.96%	6.31%	35 bps
Risk-adjusted Net interest margin (1)	4.45%	4.40%	4.93%	53 bps	48 bps	4.49%	4.70%	21 bps
Net provisions for loan losses / Net interest income	28.20%	31.52%	24.18%	-734 bps	-402 bps	25.54%	26.48%	94 bps
(1) Annualized. For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.1.7

12.4.	Net Interest Margin (NIM) and Risk Adjusted NIM by Subsidiary

NIM Breakdown	BCP Stand- alone	Mibanco	BCP Bolivia	Credicorp
3Q23	5.77%	13.64%	2.87%	6.11%
2Q24	6.08%	13.61%	3.03%	6.33%
3Q24	6.17%	13.86%	2.95%	6.43%

NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest-earning assets.

Risk Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
3Q23	4.18%	8.73%	2.47%	4.45%
2Q24	4.30%	7.67%	2.25%	4.40%
3Q24	4.75%	9.12%	2.59%	4.93%

Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest-earning assets.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.5.	Regulatory Capital
Regulatory Capital and Capital Adequacy Ratios
(IFRS)

Regulatory Capital and Capital Adequacy Ratios	As of		% Change
S/000	Jun 24	Sep 24	QoQ
Capital Stock	1,318,993	1,318,993	-
Treasury Stocks	(208,918)	(208,901)	0.0%
Capital Surplus	172,303	179,027	3.9%
Legal and Other Capital reserves	28,008,038	27,187,346	-2.9%
Minority interest	518,838	479,027	-7.7%
Current and Accumulated Earnings (1)	3,914,339	5,432,237	38.8%
Unrealized Gains or Losses (2)	(936,472)	(227,247)	-75.7%
Goodwill	(763,671)	(734,431)	-3.8%
Intangible Assets (3)	(2,151,581)	(2,050,646)	-4.7%
Deductions in Common Equity Tier 1 instruments (4)	(685,466)	(678,924)	-1.0%
Perpetual subordinated debt	-	-	-
Subordinated Debt	5,896,957	7,939,610	34.6%
Loan loss reserves (5)	2,041,564	1,967,574	-3.6%
Deductions in Tier 2 instruments (6)	(973,281)	(1,525,608)	56.7%
Total Regulatory Capital (A)	36,151,641	39,078,056	8.1%
Total Regulatory Common Equity Tier 1 Capital (B)	29,186,401	30,696,480	5.2%
Total Regulatory Tier 1 Capital (C)	29,186,145	30,696,480	5.2%
Total Regulatory Capital Requirement (D)	27,146,595	27,276,454	0.5%
Total Regulatory Common Equity Tier 1 Capital Requirement (E)	13,975,808	13,968,158	-0.1%
Total Regulatory Tier 1 Capital Requirement (F)	17,108,445	17,131,013	0.1%
Regulatory Capital Ratio (A) / (D)	1.33	1.43	10 bps
Regulatory Common Equity Tier 1 Capital Ratio (B) / (E)	2.09	2.20	11 bps
Regulatory Tier 1 Capital Ratio (C) / (F)	1.71	1.79	9 bps

(1) Earnings include Banco de Crédito del Perú and Mibanco Perú. Losses include all subsidiaries.
(2) Gains include Investment Grade Government Bonds and Peruvian Central Bank Certificates of Deposits. Losses include all bonds.
(3) Different to Goodwill. Includes Diferred Tax Assets.
(4) Investments in Equity.
(5) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(6) Investments in Tier 2 Subordinated Debt.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Regulatory and Capital Adequacy Ratios at BCP Stand-alone
Regulatory Capital	Quarter			Change %
(S/ thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Capital Stock	12,973,175	12,973,175	12,973,175	0.0%	0.0%
Reserves	7,039,793	6,591,330	6,591,330	0.0%	-6.4%
Accumulated earnings	4,474,351	3,920,795	5,426,132	38.4%	21.3%
Loan loss reserves (1)	1,667,750	1,749,878	1,689,307	-3.5%	1.3%
Perpetual subordinated debt	-	-	-	n.a	n.a
Subordinated Debt	5,120,550	5,171,850	7,232,550	39.8%	41.2%
Unrealized Profit or Losses	(916,337)	(621,417)	(322,210)	-48.1%	-64.8%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(2,714,749)	(2,465,969)	(2,537,005)	2.9%	-6.5%
Intangibles	(1,124,983)	(1,303,792)	(1,330,135)	2.0%	18.2%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	26,397,466	25,893,766	29,601,060	14.3%	12.1%
Tier 1 Common Equity (2)	19,609,166	18,972,038	20,679,203	9.0%	5.5%
Regulatory Tier 1 Capital (3)	19,609,166	18,972,038	20,679,203	9.0%	5.5%
Regulatory Tier 2 Capital (4)	6,788,300	6,921,728	8,921,857	28.9%	31.4%

Total risk-weighted assets	Quarter			Change %
(S/ thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Market risk-weighted assets (5)	2,576,734	3,300,703	4,301,156	30.3%	66.9%
Credit risk-weighted assets	132,297,592	138,806,587	133,937,442	-3.5%	1.2%
Operational risk-weighted assets	15,862,960	17,335,423	17,871,737	3.1%	12.7%
Total	150,737,286	159,442,714	156,110,335	-2.1%	3.6%

Capital requirement	Quarter			Change %
(S/ thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Market risk capital requirement (5)	257,673	330,070	430,116	30.3%	66.9%
Credit risk capital requirement	11,906,783	12,492,593	12,724,057	1.9%	6.9%
Operational risk capital requirement	1,586,296	1,733,542	1,787,174	3.1%	12.7%
Additional capital requirements	3,595,810	5,709,468	5,647,686	-1.1%	57.1%
Total	17,346,562	20,265,673	20,589,033	1.6%	18.7%
Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Quarter			Change %
(S/. thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Common Equity Tier 1 ratio	13.01%	11.90%	13.25%	135 bps	24 bps
Tier 1 Capital ratio	13.01%	11.90%	13.25%	135 bps	24 bps
Regulatory Global Capital ratio	17.51%	16.24%	18.96%	272 bps	145 bps

[1]	Up to 1.25% of total risk-weighted assets.
[2]
Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).

[3]	Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4]	Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Regulatory Capital and Capital Adequacy Ratios at Mibanco

Regulatory Capital	Quarter			% Change
(S/ thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Capital Stock	1,840,606	1,840,606	1,840,606	0.0%	0.0%
Reserves	308,056	334,650	334,650	0.0%	8.6%
Accumulated earnings	669,894	356,449	424,627	19.1%	-36.6%
Loan loss reserves	163,158	150,127	143,193	-4.6%	-12.2%
Perpetual subordinated debt	-	-	-	n.a	n.a.
Subordinated debt	173,000	167,000	167,000	0.0%	-3.5%
Unrealized Profit or Losses	(13,584)	(600)	6,366	n.a	n.a.
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(276)	(288)	(293)	1.8%	6.1%
Intangibles	(140,573)	(123,177)	(128,688)	4.5%	-8.5%
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital	2,861,101	2,585,586	2,648,281	2.4%	-7.4%
Tier Common Equity (2)	2,524,943	2,268,460	2,338,088	3.1%	-7.4%
Regulatory Tier 1 Capital (3)	2,524,943	2,268,460	2,338,088	3.1%	-7.4%
Regulatory Tier 2 Capital (4)	336,158	317,127	310,193	-2.2%	-7.7%

Total risk-weighted assets	Quarter			% change
(S/ thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Market risk-weighted assets	163,853	249,120	238,117	-4.4%	45.3%
Credit risk-weighted assets	12,799,766	11,811,650	11,263,844	-4.6%	-12.0%
Operational risk-weighted assets	1,522,681	1,584,653	1,594,338	0.6%	4.7%
Total	14,486,300	13,645,422	13,096,299	-4.0%	-9.6%

Capital requirement	Quarter			% change
(S/ thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Market risk capital requirement (5)	16,385	24,912	23,812	-4.4%	45.3%
Credit risk capital requirement	1,215,978	1,063,048	1,070,065	0.7%	-12.0%
Operational risk capital requirement	152,268	158,465	159,434	0.6%	4.7%
Additional capital requirements	399,691	159,457	160,510	0.7%	-59.8%
Total	1,784,322	1,405,883	1,413,821	0.6%	-20.8%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Quarter			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
Common Equity Tier 1 Ratio	17.43%	16.62%	17.85%	123 bps	42 bps
Tier 1 Capital ratio	17.43%	16.62%	17.85%	123 bps	42 bps
Regulatory Global Capital Ratio	19.75%	18.95%	20.22%	127 bps	47 bps

[1]	Up to 1.25% of total risk-weighted assets.
[2]
Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).

[3]	Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4]	Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Common Equity Tier 1 IFRS
BCP Stand-alone

Common Equity Tier 1 IFRS	Quarter			% Change
(S/. thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Capital and reserves	19,500,725	19,052,262	19,052,262	0.0%	-2.3%
Retained earnings	5,104,881	4,674,213	6,076,551	30.0%	19.0%
Unrealized gains (losses)	(375,086)	(97,152)	222,730	-329.3%	-159.4%
Goodwill and intangibles	(1,573,072)	(1,694,308)	(1,599,568)	-5.6%	1.7%
Investments in subsidiaries	(2,851,285)	(2,602,553)	(2,669,334)	2.6%	-6.4%
Total	19,806,164	19,332,463	21,082,641	9.1%	6.4%

Adjusted RWAs IFRS	151,843,249	160,418,064	157,046,547	-2.1%	3.4%
Adjusted Credit RWAs IFRS	133,403,554	139,781,938	134,873,654	-3.5%	1.1%
Others	18,439,695	20,636,126	22,172,893	7.4%	20.2%

CET1 ratio IFRS	13.04%	12.05%	13.42%	137 bps	38 bps

Mibanco

Common Equity Tier 1 IFRS	Quarter			% Change
(S/. thousand)	Sep 23	Jun 24	Sep 24	QoQ	YoY
Capital and reserves	2,676,791	2,703,385	2,703,385	0.0%	1.0%
Retained earnings	267,299	(26,918)	36,907	-237.1%	-86.2%
Unrealized gains (losses)	(13,268)	(3,821)	3,081	-180.6%	-123.2%
Goodwill and intangibles	(345,258)	(356,518)	(358,589)	0.6%	3.9%
Investments in subsidiaries	(276)	(281)	(296)	5.5%	7.2%
Total	2,585,288	2,315,848	2,384,488	3.0%	-7.8%

Adjusted RWAs IFRS	14,719,637	13,852,449	13,291,063	-4.1%	-9.7%
Adjusted Credit RWAs IFRS	13,028,635	12,013,076	11,455,585	-4.6%	-12.1%
Others	1,691,001	1,839,373	1,835,478	-0.2%	8.5%

CET1 ratio IFRS	17.56%	16.72%	17.94%	122 bps	38 bps

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.	Financial Statements and Ratios by Business
12.6.1.	Credicorp Consolidated

Consolidated Statement of Financial Position
 (S/ Thousands, IFRS)

	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	8,047,624	7,705,769	7,222,945	-6.3%	-10.2%
Interest bearing	24,907,836	27,157,901	37,007,966	36.3%	48.6%
Total cash and due from banks	32,955,460	34,863,670	44,230,911	26.9%	34.2%

Cash collateral, reverse repurchase agreements and securities borrowing	1,513,622	1,777,491	1,419,305	-20.2%	-6.2%

Fair value through profit or loss investments	5,558,973	4,282,606	4,642,905	8.4%	-16.5%
Fair value through other comprehensive income investments	35,475,821	39,156,806	39,832,274	1.7%	12.3%
Amortized cost investments	10,082,119	8,986,734	8,853,694	-1.5%	-12.2%

Loans	145,129,260	146,946,546	142,568,785	-3.0%	-1.8%
Current	138,722,915	140,715,785	136,542,444	-3.0%	-1.6%
Internal overdue loans	6,406,345	6,230,761	6,026,341	-3.3%	-5.9%
Less - allowance for loan losses	(8,056,216)	(8,350,024)	(8,250,023)	-1.2%	2.4%
Loans, net	137,073,044	138,596,522	134,318,762	-3.1%	-2.0%

Financial assets designated at fair value through profit or loss	797,545	891,335	900,107	1.0%	12.9%
Property, plant and equipment, net	1,752,950	1,792,615	1,836,732	2.5%	4.8%
Due from customers on acceptances	325,771	473,382	466,957	-1.4%	43.3%
Investments in associates	707,457	712,728	729,770	2.4%	3.2%
Intangible assets and goodwill, net	3,118,496	3,295,236	3,167,296	-3.9%	1.6%
Reinsurance contract assets	803,868	959,661	880,563	-8.2%	9.5%
Other assets (1)	8,293,532	12,278,373	8,480,514	-30.9%	2.3%

Total Assets	238,458,658	248,067,159	249,759,790	0.7%	4.7%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	40,363,636	43,190,989	47,436,563	9.8%	17.5%
Interest bearing	108,107,899	108,780,995	106,998,888	-1.6%	-1.0%
Total deposits and obligations	148,471,535	151,971,984	154,435,451	1.6%	4.0%

Payables from repurchase agreements and securities lending	11,738,020	7,689,689	7,383,104	-4.0%	-37.1%
BCRP instruments	9,616,150	5,542,892	4,788,939	-13.6%	-50.2%
Repurchase agreements with third parties	2,018,861	2,077,638	2,517,833	21.2%	24.7%
Repurchase agreements with customers	103,009	69,159	76,332	10.4%	-25.9%

Due to banks and correspondents	10,493,411	12,620,346	12,704,234	0.7%	21.1%
Bonds and notes issued	14,914,632	17,953,508	16,952,011	-5.6%	13.7%
Banker’s acceptances outstanding	325,771	473,382	466,957	-1.4%	43.3%
Insurance contract liability	11,653,015	12,814,831	13,289,394	3.7%	14.0%
Financial liabilities at fair value through profit or loss	455,350	811,015	698,747	-13.8%	53.5%
Other liabilities	8,499,868	10,707,332	9,752,701	-8.9%	14.7%

Total Liabilities	206,551,602	215,042,087	215,682,599	0.3%	4.4%

Net equity	31,267,592	32,413,767	33,462,591	3.2%	7.0%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,033)	(208,918)	(208,901)	0.0%	0.4%
Capital surplus	225,338	172,303	179,027	3.9%	-20.6%
Reserves	26,239,162	28,008,038	27,187,346	-2.9%	3.6%
Other reserves	(29,526)	267,987	470,550	75.6%	-1693.7%
Retained earnings	3,721,658	2,855,364	4,515,576	58.1%	21.3%

Non-controlling interest	639,464	611,305	614,600	0.5%	-3.9%

Total Net Equity	30,638,653	34,436,210	33,025,072	-4.1%	7.8%

Total liabilities and equity	238,458,658	248,067,159	249,759,790	0.7%	4.7%

Off-balance sheet	151,484,019	164,970,468	155,876,986	-5.5%	2.9%
Total performance bonds, stand-by and L/Cs.	18,945,883	20,671,941	20,206,333	-2.3%	6.7%
Undrawn credit lines, advised but not committed	88,183,227	90,965,846	88,226,431	-3.0%	0.0%
Total derivatives (notional) and others	44,354,909	53,332,681	47,444,222	-11.0%	7.0%

(1)	Includes mainly accounts receivables from brokerage and others.
* Due to reclassifications, the Balance Sheet may differ from those reported in previous quarters.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Consolidated Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		As of		% change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Interest income and expense
Interest and similar income	4,819,101	4,935,238	4,995,971	1.2%	3.7%	13,928,453	14,857,135	6.7%
Interest and similar expenses	(1,565,058)	(1,466,774)	(1,405,221)	-4.2%	-10.2%	(4,338,165)	(4,371,798)	0.8%
Net interest, similar income and expenses	3,254,043	3,468,464	3,590,750	3.5%	10.3%	9,590,288	10,485,337	9.3%

Gross provision for credit losses on loan portfolio	(1,008,750)	(1,193,548)	(981,870)	-17.7%	-2.7%	(2,696,980)	(3,085,607)	14.4%
Recoveries of written-off loans	91,108	100,177	113,789	13.6%	24.9%	248,089	309,456	24.7%
Provision for credit losses on loan portfolio, net of recoveries	(917,642)	(1,093,371)	(868,081)	-20.6%	-5.4%	(2,448,891)	(2,776,151)	13.4%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,336,401	2,375,093	2,722,669	14.6%	16.5%	7,141,397	7,709,186	8.0%

Other income
Fee income	975,955	1,148,830	1,108,314	-3.5%	13.6%	2,818,286	3,319,645	17.8%
Net gain on foreign exchange transactions	208,620	217,896	172,998	-20.6%	-17.1%	668,079	557,163	-16.6%
Net loss on securities	53,591	92,711	120,033	29.5%	124.0%	192,230	274,489	42.8%
Net gain from associates	32,056	28,728	35,600	23.9%	11.1%	82,957	96,623	16.5%
Net gain (loss) on derivatives held for trading	38,545	41,748	93,801	124.7%	143.4%	48,646	175,533	260.8%
Net gain (loss) from exchange differences	38,545	41,748	93,801	124.7%	143.4%	48,646	175,533	260.8%
Others	89,272	139,499	96,675	-30.7%	8.3%	328,281	338,395	3.1%
Total other income	1,402,603	1,661,479	1,621,282	-2.4%	15.6%	4,169,002	4,742,155	13.7%

Insurance underwriting result	417,014	407,666	419,805	3.0%	0.7%	1,217,378	1,286,468	5.7%
Insurance Service Result	(86,114)	(92,166)	(128,030)	38.9%	48.7%	(293,573)	(400,130)	36.3%
Reinsurance Result	330,900	315,500	291,775	-7.5%	-11.8%	923,805	886,338	-4.1%
Total insurance underwriting result

Total Expenses	(1,061,402)	(1,141,823)	(1,155,966)	1.2%	8.9%	(3,145,695)	(3,404,858)	8.2%
Salaries and employee benefits	(1,007,894)	(1,017,707)	(1,047,386)	2.9%	3.9%	(2,714,000)	(2,953,677)	8.8%
Administrative, general and tax expenses	(159,761)	(172,204)	(179,495)	4.2%	12.4%	(481,389)	(526,845)	9.4%
Depreciation and amortization	-	-	(23,046)	n.a	n.a	-	(23,046)	n.a
Association in participation	(14,634)	(9,200)	(6,414)	-30.3%	-56.2%	(43,988)	(24,461)	-44.4%
Other expenses	(106,778)	(124,420)	(111,859)	-10.1%	4.8%	(287,609)	(335,951)	16.8%
Total expenses	(2,350,469)	(2,465,354)	(2,524,166)	2.4%	7.4%	(6,672,681)	(7,268,838)	8.9%

Profit before income tax	1,719,435	1,886,718	2,111,560	11.9%	22.8%	5,561,523	5,182,503	-6.8%

Income tax	(455,865)	(519,344)	(555,117)	6.9%	21.8%	(1,453,803)	(1,602,927)	10.3%

Net profit	1,263,570	1,367,374	1,556,443	13.8%	23.2%	4,107,720	4,465,914	8.7%
Non-controlling interest	25,397	28,278	32,655	15.5%	28.6%	84,007	91,373	8.8%
Net profit attributable to Credicorp	1,238,173	1,339,096	1,523,788	13.8%	23.1%	4,023,713	4,374,541	8.7%

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.2.	Credicorp Stand-alone
Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
ASSETS
Cash and cash equivalents	79,883	265,981	594,754	123.6%	644.5%
At fair value through profit or loss	937,279	-	-	n.a.	-100.0%
Fair value through other comprehensive income investments	303,303	1,455,030	1,279,564	-12.1%	321.9%
In subsidiaries and associates investments	36,167,571	36,415,839	37,481,263	2.9%	3.6%
Investments at amortized cost	-	668,698	629,491	-5.9%	n.a.
Other assets	324	1,560	856,336	n.a.	n.a.

Total Assets	37,488,360	38,807,108	40,841,408	5.2%	8.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Bonds and notes issued	1,851,185	1,859,959	1,814,219	-2.5%	-2.0%
Other liabilities	206,963	214,061	1,294,018	504.5%	525.2%

Total Liabilities	2,088,313	2,074,020	3,108,237	49.9%	48.8%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	25,905,576	27,689,804	26,651,433	-3.8%	2.9%
Unrealized results	(215,370)	40,503	292,640	622.5%	-235.9%
Retained earnings	8,006,306	7,299,246	9,085,563	24.5%	13.5%

Total net equity	35,400,047	36,733,088	37,733,171	2.7%	6.6%

Total Liabilities And Equity	37,488,360	38,807,108	40,841,408	5.2%	8.9%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% Change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 23/Sep 24
Interest income

Net share of the income from investments in subsidiaries and associates	1,288,466	1,899,078	1,735,379	-8.6%	34.7%	4,532,550	5,191,851	14.5%
Interest and similar income	429	28,052	22,290	-20.5%	n.a.	9,725	69,067	610.2%
Net gain on financial assets at fair value through profit or loss	8,845	-	-	n.a.	n.a.	35,222	1,234	-96.5%
Total income	1,297,740	1,927,130	1,757,669	-8.8%	35.4%	4,577,497	5,262,152	15.0%

Interest and similar expense	(13,880)	(13,508)	(13,527)	0.1%	-2.5%	(41,832)	(40,600)	-2.9%
Administrative and general expenses	(4,097)	(5,115)	(4,034)	-21.1%	-1.5%	(16,088)	(13,951)	-13.3%
Total expenses	(17,977)	(18,623)	(17,561)	-5.7%	-2.3%	(57,920)	(54,551)	-5.8%

Operating income	1,279,763	1,908,507	1,740,108	-8.8%	36.0%	4,519,577	5,207,601	15.2%

Results from exchange differences	1,383	(2,830)	(119)	-95.8%	-108.6%	(2,059)	(2,856)	38.7%
Other, net	2,665	(29)	(367)	n.a.	-113.8%	2,866	(285)	n.a.

Profit before income tax	1,283,811	1,905,648	1,739,622	-8.7%	35.5%	4,520,384	5,204,460	15.1%
Income tax	(46,850)	(51,879)	(43,118)	-16.9%	-8.0%	(140,738)	(138,101)	-1.9%
Net income	1,236,961	1,853,769	1,696,504	-8.5%	37.2%	4,379,646	5,066,359	15.7%

Double Leverage Ratio	102.2%	99.1%	99.3%	20 bps	-284 bps	102.2%	99.3%	-284 bps

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.3	BCP Consolidated
Consolidated Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	6,041,081	5,464,859	5,134,613	-6.0%	-15.0%
Interest bearing	23,912,271	26,093,132	36,092,693	38.3%	50.9%
Total cash and due from banks	29,953,352	31,557,991	41,227,306	30.6%	37.6%

Cash collateral, reverse repurchase agreements and securities borrowing	207,284	839,649	622,399	-25.9%	200.3%

Fair value through profit or loss investments	1,229,265	439,004	704,968	60.6%	-42.7%
Fair value through other comprehensive income investments	19,717,481	22,661,943	22,888,341	1.0%	16.1%
Amortized cost investments	9,450,388	8,321,181	8,178,619	-1.7%	-13.5%

Loans	131,843,710	132,958,919	129,063,925	-2.9%	-2.1%
Current	125,761,669	127,103,518	123,400,733	-2.9%	-1.9%
Internal overdue loans	6,082,041	5,855,401	5,663,192	-3.3%	-6.9%
Less - allowance for loan losses	(7,570,703)	(7,799,646)	(7,714,711)	-1.1%	1.9%
Loans, net	124,273,007	125,159,273	121,349,214	-3.0%	-2.4%

Property, furniture and equipment, net (1)	1,449,222	1,490,388	1,479,708	-0.7%	2.1%
Due from customers on acceptances	325,771	473,382	466,957	-1.4%	43.3%
Investments in associates	17,941	26,754	29,053	8.6%	61.9%
Other assets (2)	7,736,054	11,830,099	7,959,779	-32.7%	2.9%

Total Assets	194,359,765	202,799,664	204,906,344	1.0%	5.4%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	36,743,810	41,187,095	45,310,064	10.0%	23.3%
Interest bearing (1)	95,597,397	96,391,919	95,985,178	-0.4%	0.4%
Total deposits and obligations	132,341,207	137,579,014	141,295,242	2.7%	6.8%

Payables from repurchase agreements and securities lending	10,155,810	6,095,858	5,621,745	-7.8%	-44.6%
BCRP instruments	9,616,150	5,542,892	4,788,939	-13.6%	-50.2%
Repurchase agreements with third parties	539,660	552,966	832,806	50.6%	54.3%

Due to banks and correspondents	10,116,035	12,141,299	12,210,085	0.6%	20.7%
Bonds and notes issued	11,250,454	14,284,148	13,351,992	-6.5%	18.7%
Banker’s acceptances outstanding	325,771	473,382	466,957	-1.4%	43.3%
Financial liabilities at fair value through profit or loss	42,768	468,746	354,562	-24.4%	729.0%
Other liabilities (3)	5,741,077	7,987,914	6,110,653	-23.5%	6.4%
Total Liabilities	169,973,122	179,030,361	179,411,236	0.2%	5.6%

Net equity	24,228,926	23,624,852	25,347,135	7.3%	4.6%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,820,930	6,372,468	6,372,468	0.0%	-6.6%
Unrealized gains and losses	(373,385)	(95,961)	223,921	n.a.	n.a.
Retained earnings	5,101,587	4,668,551	6,070,952	30.0%	19.0%

Non-controlling interest	157,717	144,451	147,973	2.4%	-6.2%

Total Net Equity	24,386,643	23,769,303	25,495,108	7.3%	4.5%

Total liabilities and equity	194,359,765	202,799,664	204,906,344	1.0%	5.4%

Off-balance sheet	141,192,730	152,205,005	144,241,520	-5.2%	2.2%
Total performance bonds, stand-by and L/Cs.	18,226,797	20,008,285	19,593,247	-2.1%	7.5%
Undrawn credit lines, advised but not committed	79,083,109	79,567,802	77,964,739	-2.0%	-1.4%
Total derivatives (notional) and others	43,882,824	52,628,918	46,683,534	-11.3%	6.4%

(1)	Right of use asset of lease contracts is included by application of IFRS 16.
(2)	Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.
(3)	Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Consolidated Statement of Income
(S/ Thousands, IFRS)

	3Q23	Quarter 2Q24	3Q24	% Change QoQ YoY		Sep 23	Up to Sep 24	% Change Sep 24 / Sep 23
Interest income and expense
Interest and similar income	4,227,671	4,321,539	4,363,712	1.0%	3.2%	12,197,215	12,964,152	6.3%
Interest and similar expenses (1)	(1,216,744)	(1,101,415)	(1,040,332)	-5.5%	-14.5%	(3,324,203)	(3,261,405)	-1.9%
Interest income and expense	3,010,927	3,220,124	3,323,380	3.2%	10.4%	8,873,012	9,702,747	9.4%
Provision for credit losses on loan portfolio	(961,880)	(1,117,597)	(935,374)	-16.3%	-2.8%	(2,608,202)	(2,897,122)	11.1%
Recoveries of written-off loans	85,160	95,174	107,848	13.3%	26.6%	232,008	293,820	26.6%
Provision for credit losses on loan portfolio, net of recoveries	(876,720)	(1,022,423)	(827,526)	-19.1%	-5.6%	(2,376,194)	(2,603,302)	9.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,134,207	2,197,701	2,495,854	13.6%	16.9%	6,496,818	7,099,445	9.3%
Other income
Fee income	784,742	834,543	898,766	7.7%	14.5%	2,266,704	2,529,845	11.6%
Net gain on foreign exchange transactions	240,236	291,722	299,425	2.6%	24.6%	729,034	853,029	17.0%
Net gain (loss) on securities	(2,166)	33,920	24,114	-28.9%	n.a.	(33,861)	47,505	n.a.
Net gain on derivatives held for trading	16,774	21,197	13,639	-35.7%	-18.7%	77,406	52,792	-31.8%
Net loss (gain) from exchange differences	(9,335)	723	(10,714)	n.a.	14.8%	636	(3,465)	n.a.
Others	54,370	74,705	19,336	-74.1%	-64.4%	243,859	150,977	-38.1%
Total other income	1,084,621	1,256,810	1,244,566	-1.0%	14.7%	3,283,778	3,630,683	10.6%
Total expenses
Salaries and employee benefits	(757,403)	(821,206)	(850,918)	3.6%	12.3%	(2,282,300)	(2,467,693)	8.1%
Administrative expenses	(767,623)	(782,834)	(802,127)	2.5%	4.5%	(2,080,689)	(2,281,811)	9.7%
Depreciation and amortization (2)	(132,205)	(140,270)	(146,719)	4.6%	11.0%	(400,348)	(429,259)	7.2%
Other expenses	(78,749)	(63,530)	(62,292)	-1.9%	-20.9%	(171,960)	(178,795)	4.0%
Total expenses	(1,735,980)	(1,807,840)	(1,862,056)	3.0%	7.3%	(4,935,297)	(5,357,558)	8.6%
Profit before income tax	1,482,848	1,646,671	1,878,364	14.1%	26.7%	4,845,299	5,372,570	10.9%
Income tax	(378,054)	(399,971)	(472,791)	18.2%	25.1%	(1,217,298)	(1,335,340)	9.7%
Net profit	1,104,794	1,246,700	1,405,573	12.7%	27.2%	3,628,001	4,037,230	11.3%
Non-controlling interest	(2,998)	(1,749)	(3,172)	81.4%	5.8%	(7,411)	(9,551)	28.9%
Net profit attributable to BCP Consolidated	1,101,796	1,244,951	1,402,401	12.6%	27.3%	3,620,590	4,027,679	11.2%

(1)	Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2)	The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use".

Selected Financial Indicators

	Quarter			Up to
	3Q23	2Q24	3Q24	Sep 23	Sep 24
Profitability
ROAA (1)(2)	2.3%	2.5%	2.8%	2.5%	2.7%
ROAE (1)(2)	18.6%	21.7%	22.9%	20.4%	21.3%
Net interest margin (1)(2)	6.52%	6.77%	6.84%	6.34%	6.73%
Risk-adjusted Net interest margin (1)(2)	4.62%	4.62%	5.13%	4.64%	4.92%
Funding cost (1)(2)(3)	3.00%	2.63%	2.41%	2.70%	2.59%

Loan portfolio quality
Internal overdue ratio	4.6%	4.4%	4.4%	4.6%	4.4%
NPL ratio	6.3%	6.3%	6.1%	6.3%	6.1%
Coverage ratio of IOLs	124.5%	133.2%	136.2%	124.5%	136.2%
Coverage ratio of NPLs	91.6%	93.6%	97.4%	91.6%	97.4%
Cost of risk (4)	2.7%	3.1%	2.5%	2.4%	2.7%

Operating efficiency
Operating expenses / Total income (5)	41.0%	39.9%	39.8%	39.9%	39.4%
Operating expenses / Total average assets (1)(2)(5)	3.4%	3.5%	3.5%	3.3%	3.5%

(1)	Ratios are annualized.
(2)	Averages are determined as the average of period-beginning and period-ending balances.
(3)
The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(4)	Cost of risk: Annualized provision for loan losses / Total loans.
(5)
Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.4.	BCP Stand-alone

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,281,567	4,832,098	4,561,696	-5.6%	-13.6%
Interest bearing	23,133,255	25,834,580	35,307,925	36.7%	52.6%
Total cash and due from banks	28,414,822	30,666,678	39,869,621	30.0%	40.3%

Cash collateral, reverse repurchase agreements and securities borrowing	207,284	839,649	622,399	-25.9%	200.3%

Fair value through profit or loss investments	1,229,265	439,004	704,968	60.6%	-42.7%
Fair value through other comprehensive income investments	18,068,208	19,504,805	19,855,738	1.8%	9.9%
Amortized cost investments	9,310,033	8,258,140	8,116,588	-1.7%	-12.8%

Loans	119,635,051	121,055,851	117,687,023	-2.8%	-1.6%
Current	114,403,780	116,139,749	112,874,488	-2.8%	-1.3%
Internal overdue loans	5,231,271	4,916,102	4,812,535	-2.1%	-8.0%
Less - allowance for loan losses	(6,534,389)	(6,809,141)	(6,768,497)	-0.6%	3.6%
Loans, net	113,100,662	114,246,710	110,918,526	-2.9%	-1.9%

Property, furniture and equipment, net (1)	1,213,395	1,250,424	1,246,350	-0.3%	2.7%
Due from customers on acceptances	325,771	473,382	466,957	-1.4%	43.3%
Investments in associates	2,851,285	2,613,220	2,682,807	2.7%	-5.9%
Other assets (2)	7,119,911	10,988,528	7,227,029	-34.2%	1.5%

Total Assets	181,840,636	189,280,540	191,710,983	1.3%	5.4%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	36,740,398	41,171,770	45,296,819	10.0%	23.3%
Interest bearing (1)	85,638,878	85,955,136	85,282,102	-0.8%	-0.4%
Total deposits and obligations	122,379,276	127,126,906	130,578,921	2.7%	6.7%

Payables from repurchase agreements and securities lending	9,926,108	5,526,879	5,122,666	-7.3%	-48.4%
BCRP instruments	9,386,448	4,973,913	4,289,860	-13.8%	-54.3%
Repurchase agreements with third parties	539,660	552,966	832,806	50.6%	54.3%

Due to banks and correspondents	9,030,671	10,892,721	11,160,491	2.5%	23.6%
Bonds and notes issued	10,549,221	13,711,522	13,045,879	-4.9%	23.7%
Due from customers on acceptances	325,771	473,382	466,957	-1.4%	43.3%
Financial liabilities at fair value through profit or loss	42,768	468,746	354,562	-24.4%	729.0%
Other liabilities (3)	5,356,302	7,451,061	5,629,964	-24.4%	5.1%
Total Liabilities	157,610,117	165,651,217	166,359,440	0.4%	5.6%

Net equity	24,230,519	23,629,323	25,351,543	7.3%	4.6%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,820,930	6,372,468	6,372,468	0.0%	-6.6%
Unrealized gains and losses	(375,086)	(97,152)	222,730	n.a.	n.a.
Retained earnings	5,104,881	4,674,213	6,076,551	30.0%	19.0%

Total Net Equity	24,230,519	23,629,323	25,351,543	7.3%	4.6%

Total liabilities and equity	181,840,636	189,280,540	191,710,983	1.3%	5.4%

Off-balance sheet	138,269,632	147,994,313	140,242,082	-5.2%	1.4%
Total performance bonds, stand-by and L/Cs.	18,226,992	20,008,285	19,593,247	-2.1%	7.5%
Undrawn credit lines, advised but not committed	76,290,046	77,032,694	75,257,883	-2.3%	-1.4%
Total derivatives (notional) and others	43,752,594	50,953,334	45,390,952	-10.9%	3.7%

(1)	Right of use asset of lease contracts is included by application of IFRS 16.
(2)	Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.
(3)	Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Statement of Income
(S/ Thousands, IFRS

	Quarter			% change		Up to		% change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Interest income and expense
Interest and similar income	3,450,119	3,565,956	3,616,878	1.4%	4.8%	9,978,865	10,705,541	7.3%
Interest and similar expenses (1)	(1,002,366)	(904,173)	(856,286)	-5.3%	-14.6%	(2,732,166)	(2,672,158)	-2.2%
Net interest, similar income and expenses	2,447,753	2,661,783	2,760,592	3.7%	12.8%	7,246,699	8,033,383	10.9%

Provision for credit losses on loan portfolio	(733,594)	(844,236)	(714,464)	-15.4%	-2.6%	(1,923,332)	(2,216,084)	15.2%
Recoveries of written-off loans	59,331	64,914	79,057	21.8%	33.2%	160,640	199,291	24.1%
Provision for credit losses on loan portfolio, net of recoveries	(674,263)	(779,322)	(635,407)	-18.5%	-5.8%	(1,762,692)	(2,016,793)	14.4%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	1,773,490	1,882,461	2,125,185	12.9%	19.8%	5,484,007	6,016,590	9.7%

Other income
Fee income	757,688	812,503	879,996	8.3%	16.1%	2,179,126	2,463,962	13.1%
Net gain on foreign exchange transactions	238,376	289,381	297,478	2.8%	24.8%	722,237	845,918	17.1%
Net loss on securities	54,382	66,080	73,084	10.6%	34.4%	117,757	217,145	84.4%
Net gain (loss) from associates	817	2,647	3,078	16.3%	276.7%	(7,807)	5,190	n.a.
Net gain (loss) on derivatives held for trading	3,288	17,151	13,899	-19.0%	322.7%	60,112	49,776	-17.2%
Net gain (loss) from exchange differences	5,587	6,109	(10,324)	n.a.	n.a.	18,239	4,772	-73.8%
Others	52,781	72,302	18,406	-74.5%	-65.1%	233,183	135,045	-42.1%
Total other income	1,112,919	1,266,173	1,275,617	0.7%	14.6%	3,322,847	3,721,808	12.0%

Total expenses
Salaries and employee benefits	(552,835)	(623,526)	(640,392)	2.7%	15.8%	(1,662,290)	(1,852,662)	11.5%
Administrative expenses	(690,092)	(708,027)	(720,329)	1.7%	4.4%	(1,861,675)	(2,050,380)	10.1%
Depreciation and amortization (2)	(111,147)	(117,218)	(123,740)	5.6%	11.3%	(336,680)	(359,983)	6.9%
Other expenses	(65,529)	(57,643)	(57,047)	-1.0%	-12.9%	(147,288)	(160,643)	9.1%
Total expenses	(1,419,603)	(1,506,414)	(1,541,508)	2.3%	8.6%	(4,007,933)	(4,423,668)	10.4%

Profit before income tax	1,466,806	1,642,220	1,859,294	13.2%	26.8%	4,798,921	5,314,730	10.7%

Income tax	(362,413)	(397,170)	(456,956)	15.1%	26.1%	(1,176,960)	(1,285,796)	9.2%

Net profit	1,104,393	1,245,050	1,402,338	12.6%	27.0%	3,621,961	4,028,934	11.2%
Non-controlling interest	-	-	-	n.a.	n.a.	-	-	n.a.
Net profit attributable to BCP	1,104,393	1,245,050	1,402,338	12.6%	27.0%	3,621,961	4,028,934	11.2%

(1)	Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2)	The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use".

Selected Financial Indicators

	Quarter			Up tp
	3Q23	2Q24	3Q24	Sep 23	Sep 24
Profitability
ROAA (1)(2)	2.5%	2.7%	2.9%	2.7%	2.9%
ROAE (1)(2)	18.6%	21.7%	22.9%	20.4%	21.3%
Net interest margin (1)(2)	5.77%	6.08%	6.17%	5.62%	6.0%
Risk-adjusted Net interest margin (1)(2)	4.18%	4.30%	4.75%	4.25%	4.5%
Funding cost (1)(2)(3)	2.7%	2.3%	2.2%	2.40%	2.3%

Loan portfolio quality
Internal overdue ratio	4.4%	4.1%	4.1%	4.4%	4.1%
NPL ratio	6.1%	6.0%	5.7%	6.1%	5.7%
Coverage ratio of IOLs	124.9%	138.5%	140.6%	124.9%	140.6%
Coverage ratio of NPLs	89.3%	93.3%	97.2%	89.3%	97.2%
Cost of risk (4)	2.3%	2.6%	2.1%	1.9%	2.3%

Operating efficiency
Operating expenses / Total income (5)	39.2%	38.2%	37.6%	37.8%	37.4%
Operating expenses / Total average assets (1)(2)(5)	3.0%	3.1%	3.1%	2.8%	3.1%

(1)	Ratios are annualized.
(2)	Averages are determined as the average of period-beginning and period-ending balances.
(3)
The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(4)	Cost of risk: Annualized provision for loan losses / Total loans.
(5)
Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.5.	BCP Bolivia

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
ASSETS
Cash and due from banks	2,514,710	2,385,328	2,215,684	-7.1%	-11.9%
Investments	1,530,566	1,495,591	1,405,967	-6.0%	-8.1%
Loans	9,598,393	10,228,586	9,829,567	-3.9%	2.4%
Current	9,299,719	9,891,230	9,504,083	-3.9%	2.2%
Internal overdue loans	251,779	282,934	270,433	-4.4%	7.4%
Refinanced loans	46,895	54,422	55,051	1.2%	17.4%
Less - allowance for loan losses	(377,842)	(365,686)	(357,720)	-2.2%	-5.3%
Loans, net	9,220,551	9,862,900	9,471,846	-4.0%	2.7%
Property, furniture and equipment, net	65,194	67,289	130,797	94.4%	100.6%
Other assets	270,614	370,700	264,972	-28.5%	-2.1%
Total assets	13,601,635	14,181,808	13,489,266	-4.9%	-0.8%

LIABILITIES AND NET EQUITY
Deposits and obligations	11,422,221	12,327,706	11,704,551	-5.1%	2.5%
Due to banks and correspondents	91,033	-	2,032	n.a.	-97.8%
Bonds and subordinated debt	162,809	167,652	162,042	-3.3%	-0.5%
Other liabilities	1,035,890	703,718	651,779	-7.4%	-37.1%
Total liabilities	12,711,953	13,199,076	12,520,404	-5.1%	-1.5%

Net equity	889,682	982,732	968,862	-1.4%	8.9%

TOTAL LIABILITIES AND NET EQUITY	13,601,635	14,181,808	13,489,266	-4.9%	-0.8%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Net interest income	83,228	91,049	87,688	-3.7%	5.4%	248,178	265,584	7.0%
Provision for loan losses, net of recoveries	(11,497)	(23,466)	(10,542)	-55.1%	-8.3%	(10,510)	(48,661)	363.0%
Net interest income after provisions	71,731	67,583	77,146	14.2%	7.5%	237,668	216,923	-8.7%
Non-financial income	59,534	91,766	36,365	-60.4%	-38.9%	162,291	190,878	17.6%
Total expenses	(91,972)	(98,349)	(77,107)	-21.6%	-16.2%	(277,082)	(276,876)	-0.1%
Translation result	(30)	(236)	849	n.a.	n.a.	(140)	450	n.a.
Income taxes	(18,203)	(27,726)	(20,638)	-25.6%	13.4%	(59,337)	(61,365)	3.4%
Net income	21,060	33,038	16,615	-49.7%	-21.1%	63,400	70,010	10.4%

Selected Financial Indicators

	Quarter			% change		Up to		% Change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Efficiency ratio	65.3%	58.2%	80.3%	2209 bps	1496 bps	62.1%	64.3%	226 bps
ROAE	9.7%	14.0%	6.8%	-723 bps	-285 bps	9.7%	10.1%	39 bps
L/D ratio	84.0%	83.0%	84.0%	101 bps	-5 bps
IOL ratio	2.6%	2.8%	2.8%	-2 bps	13 bps
NPL ratio	3.1%	3.3%	3.3%	1 bps	20 bps
Coverage of IOLs	150.1%	129.2%	132.3%	303 bps	-1779 bps
Coverage of NPLs	126.5%	108.4%	109.9%	151 bps	-1660 bps
Branches	46	46	46	0.0%	0.0%
Agentes	1,351	1,350	1,541	14.1%	14.1%
ATMs	314	315	314	-0.3%	0.0%
Employees	1,732	1,745	1,791	2.6%	3.4%

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.6.	Mibanco

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
ASSETS
Cash and due from banks	1,618,194	1,017,485	1,590,356	56.3%	-1.7%
Investments	1,789,628	3,220,179	3,094,635	-3.9%	72.9%
Total loans	13,562,314	12,705,605	12,118,953	-4.6%	-10.6%
Current	12,622,778	11,672,954	11,168,560	-4.3%	-11.5%
Internal overdue loans	845,479	934,676	846,455	-9.4%	0.1%
Refinanced	94,057	97,975	103,938	6.1%	10.5%
Allowance for loan losses	(1,031,937)	(984,286)	(940,310)	-4.5%	-8.9%
Net loans	12,530,377	11,721,319	11,178,643	-4.6%	-10.8%
Property, plant and equipment, net	131,899	132,122	132,430	0.2%	0.4%
Other assets	709,774	890,770	795,856	-10.7%	12.1%
Total assets	16,779,872	16,981,875	16,791,920	-1.1%	0.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	10,036,767	10,531,506	10,800,163	2.6%	7.6%
Due to banks and correspondents	2,466,913	2,107,877	1,958,657	-7.1%	-20.6%
Bonds and subordinated debt	701,233	572,626	306,113	-46.5%	-56.3%
Other liabilities	644,094	1,097,220	983,614	-10.4%	52.7%
Total liabilities	13,849,007	14,309,229	14,048,547	-1.8%	1.4%

Net equity	2,930,865	2,672,646	2,743,373	2.6%	-6.4%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	16,779,872	16,981,875	16,791,920	-1.1%	0.1%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Net interest income	560,302	556,858	562,421	1.0%	0.4%	1,621,945	1,665,550	2.7%
Provision for loan losses, net of recoveries	(201,899)	(242,774)	(192,435)	-20.7%	-4.7%	(613,783)	(585,934)	-4.5%
Net interest income after provisions	358,403	314,084	369,986	17.8%	3.2%	1,008,162	1,079,616	7.1%
Non-financial income	32,441	26,399	30,861	16.9%	-4.9%	109,028	97,947	-10.2%
Total expenses	(314,071)	(301,850)	(320,796)	6.3%	2.1%	(923,729)	(934,374)	1.2%
Translation result	(714)	(85)	(337)	296.5%	-52.8%	(3,359)	(1,394)	-58.5%
Income taxes	(15,680)	(2,834)	(15,890)	460.7%	1.3%	(40,222)	(49,684)	23.5%
Net income	60,379	35,714	63,824	78.7%	5.7%	149,880	192,111	28.2%

Selected Financial Indicators

	Quarter			% change		Up to		% Change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Efficiency ratio	51.4%	51.0%	54.2%	319 bps	282 bps	52.6%	52.8%	23 bps
ROAE	8.3%	5.4%	9.4%	404 bps	111 bps	7.0%	8.9%	193 bps
ROAE incl. Goodwill	7.9%	5.1%	9.0%	385 bps	103 bps	6.7%	8.5%	184 bps
L/D ratio	135.1%	120.6%	112.2%	-843 bps	-2292 bps
IOL ratio	6.2%	7.4%	7.0%	-37 bps	75 bps
NPL ratio	6.9%	8.1%	7.8%	-29 bps	91 bps
Coverage of IOLs	122.1%	105.3%	111.1%	578 bps	-1097 bps
Coverage of NPLs	109.8%	95.3%	98.9%	362 bps	-1090 bps
Branches (1)	292	285	283	(2)	(9)
Employees	9,940	10,107	10,101	(6)	161

(1)	Includes Banco de la Nacion branches, which in September 23 were 36, in June 24 were 36 and in September 24 were 36.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.7.	Prima AFP

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
Cash and due from banks	79,046	55,243	144,402	161.4%	82.7%
Non-interest bearing	4,691	8,333	4,555	-45.3%	-2.9%
Interest bearing	74,355	46,910	139,847	198.1%	88.1%
Fair value through profit or loss investments	318,904	374,810	317,682	-15.2%	-0.4%
Fair value through other comprehensive income investments	978	1,035	1,171	13.1%	19.7%
Property, plant and equipment, net	12,945	8,704	7,638	-12.2%	-41.0%
Other Assets	272,962	227,174	260,067	14.5%	-4.7%
Total Assets	684,835	666,966	730,960	9.6%	6.7%
Due to banks and correspondents	22	6	6	0.0%	-72.7%
Lease payable	8,823	5,172	4,203	-18.7%	-52.4%
Other liabilities	216,412	182,283	212,464	16.6%	-1.8%
Total Liabilities	225,257	187,461	216,673	15.6%	-3.8%

Capital stock	40,505	40,505	40,505	0.0%	0.0%
Reserves	20,243	20,243	20,243	0.0%	0.0%
Other reserves	64	330	425	28.8%	n.a.

Retained earnings	289,597	344,510	344,510	0.0%	19.0%
Net Income for the Period	109,169	73,917	108,604	46.9%	-0.5%
Total Liabilities and Equity	684,835	666,966	730,960	9.6%	6.7%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Financial income	1,271	816	1,429	75.1%	12.4%	5,134	3,892	-24.2%
Financial expenses	(507)	(779)	(1,055)	35.4%	108.1%	(1,935)	(2,301)	18.9%
Interest income, net	764	37	374	910.8%	-51.0%	3,199	1,591	-50.3%
Fee income	85,484	99,103	90,748	-8.4%	6.2%	263,389	284,378	8.0%
Net gain (loss) on securities	2,774	3,516	2,579	-26.6%	-7.0%	18,099	12,643	-30.1%
Net gain (loss) from exchange differences	(596)	(351)	110	-131.3%	-118.5%	(327)	(498)	52.3%
Other income	3,710	1,210	124	-89.8%	-96.7%	4,764	1,509	-68.3%
Salaries and employee benefits	(21,931)	(22,740)	(22,384)	-1.6%	2.1%	(61,376)	(68,086)	10.9%
Administrative expenses	(15,825)	(22,218)	(17,272)	-22.3%	9.1%	(53,645)	(58,025)	8.2%
Depreciation and amortization	(6,429)	(6,560)	(6,603)	0.7%	2.7%	(18,884)	(19,769)	4.7%
Other expenses	(2,253)	(601)	(243)	-59.6%	-89.2%	(4,338)	(1,177)	-72.9%
Profit before income tax	45,698	51,396	47,433	-7.7%	3.8%	150,881	152,566	1.1%
Income tax	(13,701)	(14,490)	(12,744)	-12.0%	-7.0%	(41,711)	(43,961)	5.4%
Net profit	31,997	36,906	34,689	-6.0%	8.4%	109,170	108,605	-0.5%
(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.
Selected Financial Indicators

	Quarter			Change		Up to		Change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
ROE	28.8%	32.5%	29.5%	-308 bps	61 bps	30.4%	28.6%	-189 bps
Net Interest Margin	0.8%	0.0%	0.3%	31 bps	-48 bps	1.1%	0.5%	-58 bps
Efficiency Ratio	51.6%	52.2%	50.7%	-145 bps	-88 bps	50.3%	51.1%	81 bps
Operating Expenses / Total Average Assets	26.8%	28.4%	26.5%	-196 bps	-34 bps	25.2%	26.4%	128 bps

Main Indicators and Market Share

	Prima	System	Share %	Prima	System	Share %
	2Q24	2Q24	2Q24	3Q24	3Q24	3Q24
AUMs (S/ Millions)	36,623	122,496	30%	32,142	106,729	30%
Affiliates (S/ Millions)	2,342,823	9,556,177	25%	2,341,483	9,677,410	24%
Collections (S/ Millions)	1,105	4,129	27%	694	2,660	26%

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.8.	Grupo Pacifico

Key Indicators of Financial Position
(S/ Thousands, IFRS)

	As of			% Change
	Sep 23	Jun 24	Sep 24	QoQ	YoY
Total Assets	15,796,121	17,027,499	17,683,826	3.9%	12.0%
Investment on Securities (1)	11,974,672	12,823,140	13,550,847	5.7%	13.2%
Total Liabilities	12,822,135	14,044,909	14,442,027	2.8%	12.6%
Net Equity	2,956,944	2,967,599	3,226,717	8.7%	9.1%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Upto		% change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 23 / Sep 24
Insurance Service Result	324,995	286,987	308,072	7.3%	-5.2%	896,586	936,853	4.5%
Reinsurance Result	-118,588	-95,236	-151,920	59.5%	28.1%	-329,294	-427,209	29.7%
Insurance underwriting result	206,407	191,751	156,152	-18.6%	-24.3%	567,292	509,644	-10.2%
Interest income	195,214	197,175	209,425	6.2%	7.3%	594,348	626,145	5.3%
Interest Expenses	-123,388	-131,447	-135,554	3.1%	9.9%	-347,135	-396,115	14.1%
Net Interest Income	71,826	65,728	73,871	12.4%	2.8%	247,213	230,030	-7.0%
Fee Income and Gain in FX	-2,561	-2,262	-4,676	106.7%	82.6%	-9,207	-10,200	10.8%
Other Income No Core:
Net gain (loss) from exchange differences	20,672	-1,816	191	-110.5%	-99.1%	14,995	-1,807	-112.1%
Net loss on securities and associates	27,460	24,856	29,761	19.7%	8.4%	79,086	77,839	-1.6%
Other Income not operational	25,779	44,209	26,028	-41.1%	1.0%	61,962	99,988	61.4%
Other Income	71,350	64,987	51,305	-21.1%	-28.1%	146,836	165,821	12.9%
Operating expenses	-79,355	-75,398	-64,305	-14.7%	-19.0%	-216,331	-215,877	-0.2%
Other expenses	-19,594	-29,350	-24,099	-17.9%	23.0%	-40,232	-58,428	45.2%
Total Expenses	-98,949	-104,748	-88,404	-15.6%	-10.7%	-256,563	-274,305	6.9%
Income tax	-4,307	-23,597	-3,615	-84.7%	-16.1%	-10,623	-31,007	191.9%
Net income	246,327	194,120	189,308	-2.5%	-23.1%	674,426	600,181	-11.0%

*Financial statements without consolidation adjustments.
(1) Excluding investments in real estate.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:
(i)	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;
(ii)	corporate health insurance (dependent workers); and
(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
Corporate health insurance and Medical Services (1)
(S/ in thousands)

	Quarterly			% change		Up to		% change
	3Q23	2Q24	3Q24	QoQ	YoY	Sep 23	Sep 24	Sep 24 / Sep 23
Results
Net earned premiums	343,092	357,033	374,166	4.8%	9.1%	1,009,485	1,089,198	7.9%
Net claims	(273,212)	(310,343)	(315,869)	1.8%	15.6%	-810,004	-916,478	13.1%
Net fees	(14,754)	(15,515)	(16,553)	6.7%	12.2%	-43,725	-47,726	9.1%
Net underwriting expenses	(2,890)	(3,482)	(4,433)	27.3%	53.4%	-8,788	-11,221	27.7%
Underwriting result	52,237	27,693	37,312	34.7%	-28.6%	146,968	113,774	-22.6%

Net financial income	3,741	5,587	5,834	4.4%	55.9%	11,527	17,197	49.2%
Total expenses	(23,152)	(26,190)	(24,998)	-4.5%	8.0%	-65,857	-77,084	17.0%
Other income	(1,639)	2,244	1,945	-13.3%	-218.7%	-4,722	6,405	-235.6%
Traslations results	2,769	2,459	(2,780)	-213.0%	-200.4%	-828	-257	-68.9%
Income tax	(11,778)	(3,579)	(4,866)	36.0%	-58.7%	-31,322	-17,638	-43.7%

Net income before Medical services	22,178	8,215	12,448	51.5%	-43.9%	55,765	42,397	-24.0%

Net income of Medical services	26,436	32,694	40,519	23.9%	53.3%	88,366	104,320	18.1%

Net income	48,614	40,909	52,967	29.5%	9.0%	144,130	146,717	1.8%

(1)	Reported under IFRS 4 standards.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.6.9.	Investment Management & Advisory *

Investment Management & Advisory	Quarter			% change		Up to		% change
S/000	3Q23	2Q24	3Q24	QoQ	YoY	Set 23	Set 24	Sep 23 / Sep 24
Net interest income	20,100	5,277	9,934	88.3%	-51%	63,348	21,671	-65.8%
Non-financial income	182,989	255,814	241,628	-5.5%	32.0%	583,309	730,832	25.3%
Fee income	127,085	168,822	157,828	-6.5%	24.2%	383,394	471,749	23.0%
Net gain on foreign exchange transactions	11,709	19,082	19,448	1.9%	66.1%	40,629	51,168	25.9%
Net gain on sales of securities	28,120	45,643	72,105	58.0%	156.4%	144,138	172,317	19.6%
Derivative Result	21,771	20,551	(17,139)	-183.4%	-178.7%	(28,766)	25,440	-188.4%
Result from exposure to the exchange rate	(7,650)	(4,378)	6,061	-238.4%	-179.2%	23,860	(11,290)	-147.3%
Other income	1,954	6,094	3,325	-45.4%	70.2%	20,054	21,448	7.0%
Operating expenses (1)	(175,514)	(172,693)	(187,915)	8.8%	7.1%	(506,605)	(540,699)	6.7%
Operating income	27,575	88,398	63,647	-28.0%	130.8%	140,052	211,804	51.2%
Income taxes	(4,937)	(23,942)	(11,053)	-53.8%	123.9%	(21,388)	(45,938)	114.8%
Non-controlling interest	(3,281)	(2,426)	86	-103.5%	-102.6%	(5,137)	236	-104.6%
Net income	25,919	66,882	52,508	-21.5%	102.6%	123,801	165,630	33.8%

*	Includes ASB and Credicorp Capital. Does not include Wealth Management at BCP.
(1)	Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.7.	Table of calculations

Table of calculations (1)
Profitability	Interest earning assets	Cash and due from banks + Total investments + Cash collateral, reverse repurchase agreements and securities borrowing + Loans
	Funding	Deposits and obligations + Due to banks and correspondents + BCRP instruments + Repurchase agreements with clients and third parties + Bonds and notes issued
	Net Interest Margin (NIM)	Net Interest Income (excluding Net Insurance Financial Expenses) Average Interest Earning Assets
	Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	Annualized Net Interest Income (excluding Net Insurance Financial Expenses) — Annualized Provisions Average period end and period beginning interest earning assets
	Funding cost	Interest Expense (Does not Include Net Insurance Financial Expenses) Average Funding
	Core income	Net Interest Margin + Fee Income + Net Gain on Foreign exchange transactions
	Other core income	Fee Income + Net Gain on Foreign exchange transactions
	Other non-core income	Net Gain Securities + Net Gain from associates + Net Gain of derivatives held for trading + Net Gain from exchange differences + Other non operative income
	Return on average assets (ROA)	Annualized Net Income attributable to Credicorp Average Assets
	Return on average equity (ROE)	Annualized Net Income attributable to Credicorp Average Net Equity
Portfolio quality	Internal overdue ratio	Internal overdue loans Total Loans
	Non – performing loans ratio (NPL ratio)	(Internal overdue loans + Refinanced loans) Total Loans
	Coverage ratio of internal overdue loans	Allowance for loans losses Internal overdue loans
	Coverage ratio of non – performing loans	Allowance for loans losses Non – performing loans
	Cost of risk	Annualized provision for credit losses on loans portfolio, net of recoveries Average Total Loans
Operating performance	Operating expenses	Salaries and employees benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost
Operating Income

Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions

+ Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences

Efficiency ratio

Salaries and employee benefits + Administrative expenses + Depreciation and amortization

+ Association in participation

Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net gain from associates+Net gain on derivatives held for trading

+ Result on exchange differences+Insurance Underwriting Result

Capital Adequacy	Liquidity Coverage ratio	Total High Quality Liquid Assets + Min( Total Inflow30 days ; 75% * Total Outflow30 days) Total Outflow 30 days
	Regulatory Capital ratio	Regulatory Capital Risk — weighted assets
	Tier 1 ratio	Tier 1(2) Risk — weighted assets
	Common Equity Tier 1 ratio (3)	Capital + Reserves — 100% of applicable deductions (4) + Retained Earnings + Unrealized gains or losses Risk — weighted assets

(1)	Averages are determined as the average of period-beginning and period-ending balances.
(2)	Includes investment in subsidiaries, goodwill, intangibles, and deferred tax that rely on future profitability.
(3)
Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets, and deferred tax assets based on future returns).

(4)	Includes investment in subsidiaries, goodwill, intangible assets, and deferred taxes based on future returns.

|	Earnings Release 3Q / 24	Analysis of 3Q24 Consolidated Results

12. Appendix
12.8.	Glossary of terms

Term	Definition
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
Financially Included
Stock of financially included clients through BCP since 2020. New clients with BCP savings accounts or new Yape affiliates that: (i) Do not have debt in the financial system nor other BCP products in the 12 months prior to their inclusion, and (ii) Have performed at least 3 monthly transactions on average through any BCP channel in the last 3 months

GMV	Gross Merchant Volume
Government Program Loans ("GP" or "GP Loans")	Loan Portfolio related to Reactiva Peru, FAE-Mype and Impulso Myperu programs to respond quickly and effectively to liquidity needs and maintain the payment chain
MAU	Monthly Active Users
MEF	Ministry of Economy and Finance of Peru
TPV	Total Payment Volume